 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three months Ended
March 31, 2010

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone:  (630) 218-8000
Facsimile:  (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three months Ended March 31, 2010

## TABLE OF CONTENTS

*Certain statements in this supplemental financial information constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Similarly, statements that describe or contain information related to matters such as management's intent, belief or expectation with respect to our financial performance, investment strategy and portfolio, our ability to address debt maturities, our cash flows, our growth prospects, the value of our assets, our joint venture commitments and the amount and timing of anticipated future cash distributions are forward-looking statements. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on February 26, 2010. These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust. We intend that the forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.*

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):
Dawn Benchelt, Investor Relations Director
(630) 218-7364
benchelt@inlandrealestate.com

Inland Communications, Inc. (Media):
Matthew Tramel, Media Relations Director
(630) 218-8000 x4896
tramel@inlandgroup.com

## Inland Real Estate Corporation
## Reports First Quarter 2010 Results

OAK BROOK, IL (May 4, 2010) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the quarter ended March 31, 2010.

### Key Points

- Funds from Operations ("FFO") per common share was $0.13 for the quarter ended March 31, 2010, compared to $0.31 per share for the first quarter of 2009.

- FFO per common share, adjusted for non-cash impairment charges, was $0.22 for the quarter ended March 31, 2010, in line with analyst consensus expectations.

- Company achieved 116 percent increase in square feet leased over one year ago and 130 percent over fourth quarter 2009, with 88 leases signed for rental of 596,515 square feet of gross leasable area (GLA) in the total portfolio.

- As of March 31, 2010 Company has re-leased more than 305,000 square feet, or approximately 74 percent, of vacancy created by certain big-box bankruptcies in 2008 and 2009, with an additional 17 percent of bankruptcy-related vacancy in negotiation.

- Company has received commitments for more than the $300 million requested from its bank group to refinance the $140 million term loan maturing September 2010 and $155 million line of credit facility maturing April 2011.  Since year end 2009, Company has retired $64 million dollars of secured debt maturities, closed $20 million in new loans and received term sheets from several lenders that exceed amounts required to address remaining consolidated secured debt maturing in 2010.

### Financial Results

For the quarter ended March 31, 2010, FFO, a widely-accepted supplemental non-GAAP measure of performance for real estate investment trusts (REITs), was $11.0 million, compared to $20.7 million for the quarter ended March 31, 2009.  On a per share basis, FFO was $0.13 (basic and diluted) for the quarter, compared to $0.31 for the first quarter of 2009.

For the quarter ended March 31, 2010, the Company recorded aggregate non-cash impairment charges of $8.0 million related to two development joint venture projects, North Aurora Town Centre Phase I and Tuscany Village, to reflect the investments at fair value.  By comparison, for the first quarter of 2009, the Company recorded total non-cash charges of $3.5 million to record the decline in value of certain investment securities and to adjust the book value of investment properties that were subsequently sold.  In the first quarter of 2009, the charges recorded were offset by a gain on extinguishment of debt of $3.6 million related to the repurchase of the Company's convertible senior notes at a discount to face value.

FFO, adjusted for non cash impairment charges, net of taxes (if applicable) and gains on extinguishment of debt in each period, was $19.1 million for the quarter ended March 31, 2010, compared to $20.6 million for the quarter ended March 31, 2009.  On a per share basis, FFO adjusted for those items was $0.22 (basic and diluted) for the quarter, compared to $0.31 for the first quarter of 2009.  The decrease in FFO, adjusted per share was partially due to an increase in weighted average shares outstanding related to the May 2009 and ATM equity offerings.  The Company adjusts FFO for the impact of non-cash impairment charges net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

The decrease in FFO, adjusted, from the first quarter of 2009 was primarily due to lower revenues related to decreased occupancy (including tenant bankruptcy-related vacancy), early termination of certain leases, extended abatement periods on new leases, rent deferment and relief, decreased lease termination fees, and decreased fee income from unconsolidated joint ventures. The decline in FFO, adjusted, for the quarter was partially offset by a decrease of $1.9 million in interest expense, a $1.0 million gain on sale of investment securities, and other income of $890,000 on assumption of property at Orland Park Outlots where the Company was granted possession of a vacant building upon default by the tenant with whom the Company had a ground lease.

Net loss available to common stockholders for the first quarter of 2010 was $2.7 million, compared to net income of $6.7 million for the quarter ended March 31, 2009. On a per share basis, net loss available to common stockholders was $0.03 (basic and diluted) for the quarter, compared to net income of $0.10 for the same quarter in 2009. The decrease in net income available to common stockholders from the prior year period was due to the same factors that impacted FFO, adjusted, as well as the aforementioned aggregate non-cash impairment charges of $8.0 million related to development joint venture projects. In addition, the decrease was due to no gain on the sale of investment properties recorded during the first quarter of 2010 versus a gain of $2.3 million recognized in the first quarter of 2009. The decline in net income was partially offset by a decrease of approximately $2.2 million in depreciation and amortization expense due to the write-off of tenant improvement assets in the prior year quarter, related to early lease terminations and increased vacancy.

Reconciliations of FFO and adjusted FFO to net income (loss) available to common stockholders, as well as FFO per share and FFO, adjusted per share to net income (loss) available to common stockholders per share, are provided at the end of this press release.

"We made solid progress this quarter on strategic portfolio re-tenanting," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "To date, we have re-tenanted 74 percent of vacancy created by certain retailer bankruptcies. This includes signing replacement leases with in-demand national retailers such as Nordstrom Rack, Old Navy and BuyBuy Baby. While challenges remain, the strong leasing achieved this quarter we believe signals improvements taking place within the retail sector and overall economy. We more than doubled the amount of square feet leased in the total portfolio over last quarter and the prior year quarter. Through such efforts we are working to restore portfolio occupancy, enhance asset value and grow income over time."

Added Brett Brown, Inland Real Estate Corporation's Chief Financial Officer, "Important progress was also made on strengthening the balance sheet within an improving credit market environment. We are very pleased with the support shown by our lending group with regard to the oversubscribed commitments for refinancing our $140 million term loan and $155 million line of credit facilities. In addition, we are confident we will refinance all remaining 2010 debt prior to its maturity."

Zalatoris concluded, "Within a recovering economy, the steps we are taking to strengthen our financial position and revitalize the portfolio are designed to protect and position the Company for the future."

**Portfolio Performance**
The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three month periods during each year. All 122 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. A reconciliation of same store net operating income to net income (loss) available to common stockholders is provided in the supplemental information.

For the quarter, same store net operating income (NOI), a supplemental non-GAAP measure used to measure the performance of the Company's investment properties, was $25.2 million, a decrease of 13.7 percent compared to $29.2 million in the first quarter of 2009. Same store NOI declined from the first quarter of 2009 primarily due to decreased income resulting from increased vacancy, early termination of certain leases, extended abatement periods on new leases, rent concessions granted to tenants, and decreased lease termination fees. The year-over-year decrease in same store NOI also was due to expectations of rental and tenant recovery income at March 31, 2009 that subsequently were lowered to reflect the difficult market conditions impacting tenants. To provide additional insight into recent same store trends, the Company reported that, excluding the impact of two early lease terminations negotiated by the Company to facilitate current asset enhancement initiatives, same store NOI declined 1.2 percent from the fourth quarter of 2009. For fiscal year 2010, the Company continues to expect same store NOI to be within the range of flat to a decrease of three percent.

As of March 31, 2010, financial occupancy for the Company's same store portfolio was 88.8 percent, compared to 90.3 percent as of December 31, 2009, and 92.4 percent as of March 31, 2009. Same store financial occupancy rate typically trails leased occupancy and, as of March 31, 2010, was impacted by the timing of lease signings in that several leases were signed at the end of the quarter on gross leasable area for which the tenants were not yet obligated to pay rent under the terms of lease agreements.

## Leasing

For the quarter ended March 31, 2010, the Company executed 88 leases for the total portfolio aggregating 596,515 square feet of GLA. This included 57 renewal leases comprising 262,549 square feet of GLA with an average rental rate of $13.70 per square foot and representing an increase of 1.3 percent over the average expiring rate. Nineteen new leases and twelve non-comparable leases aggregating 333,966 square of GLA were signed during the quarter. New leases had an average rental rate of $10.74 per square foot, representing a decrease of 10.1 percent from the average expiring rental rate; the non-comparable leases were signed with a rental rate of $7.84 per square foot. Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Leased occupancy for the total portfolio was 92.2 percent as of March 31, 2010, compared to 92.1 percent as of December 31, 2009, and 93.6 percent as of March 31, 2009. Financial occupancy for the total portfolio was 90.2 percent as of March 31, 2010, compared to 91.5 percent as of December 31, 2009, and 92.6 percent as of March 31, 2009.

## EBITDA, Balance Sheet, Liquidity and Market Value

Earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for gains on extinguishment of debt and non-cash impairment charges, net of taxes (if applicable), was $29.9 million for the quarter, compared to $34.0 million for the first quarter of 2009. A definition and reconciliation of EBITDA and adjusted EBITDA to income (loss) from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense, adjusted for gains on extinguishment of debt and non-cash impairment charges, net of taxes (if applicable), in each period, was 2.8 times for the quarter ended March 31, 2010, compared to 2.9 times for the prior quarter and 2.6 times for the first quarter of 2009. The Company has provided EBITDA and related non-GAAP coverage ratios because the Company believes such disclosure provides a supplemental measure in evaluating our operating performance because it excludes expenses that we believe may not be indicative of our operating performance.

During the quarter the Company retired in advance of its June 2010 maturity date one consolidated mortgage note of $14.1 million. Subsequent to the close of the quarter, the Company closed one secured financing of $20.5 million dollars on previously unencumbered properties. Proceeds from that financing, as well as draws on the line of credit and cash on hand, were utilized to repay six consolidated mortgage loans totaling $50.1 million dollars that were scheduled to mature in the second quarter. At March 31, 2010, the Company had $50.0 million outstanding on its unsecured line of credit facility.

As of March 31, 2010, the Company had an equity market capitalization of $781.9 million and $919.3 million of total debt outstanding (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $1.7 billion and a debt-to-total market capitalization of 54.0 percent. Including the convertible notes, 66.8 percent of consolidated debt bears interest at fixed rates. As of March 31, 2010, the weighted average interest rate on this debt was 4.9 percent.

## Joint Venture Activity

With regard to the Company's joint venture with IREX, four properties leased 100 percent to Bank of America continued to be marketed to investors in two separate offerings. As of March 31, 2010, approximately 73 percent of one Bank of America offering and 61 percent of the other had been sold to investors. The Company expects sales of interests in these properties to continue to close during 2010.

The Company regularly reviews its investments in unconsolidated entities. When circumstances indicate that there may have been a loss in value of an equity method investment, the Company evaluates the investment for impairment by estimating its ability to recover the investment from future expected cash flows. If the loss in value is determined to be other than temporary, the Company recognizes an impairment charge to reflect the investment at fair value. Accordingly, in the quarter the Company recorded a non-cash impairment charge of $2.5 million, an amount equal to its pro rata share of the total impairment charge of $5.6 million, on North Aurora Town Centre Phase I, its unconsolidated development joint venture project in North Aurora, IL, to reflect the investment at fair value. The Company also recorded a non-cash impairment charge of $5.5 million, net of taxes, related to its development joint venture project, Tuscany Village, in Clermont, Florida, to reflect the investment at fair value.

**Dividends**
In February, March and April 2010, the Company paid monthly cash dividends to stockholders of $0.0475 per common share. The Company also declared a cash distribution of $0.0475 per common share, payable on May 17, 2010 to common shareholders of record at the close of business on April 30, 2010. At this time the Company expects to continue to pay monthly cash dividends at this rate during 2010. The Company's senior management team and Board of Directors will periodically review the current dividend policy as they evaluate liquidity needs and monitor the impact of market conditions on operating fundamentals.

**Guidance:**
The Company reiterated that it expects FFO, adjusted per common share (basic and diluted) for fiscal year 2010 to be in the range of $0.83 to $0.90.

**Conference Call/Webcast**
Management will host a conference call to discuss the Company's financial and operational results on Tuesday, May 4, 2010 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer, Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-800-860-2442 (toll free) for callers within the United States, 1-866-605-3852 (toll free) for callers dialing from Canada, or 1-412-858-4600 for other international callers. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay beginning at 4:00 p.m. CT (5:00 p.m. ET) on May 4, 2010, until 8:00 a.m. CT (9:00 a.m. ET) on May 18, 2010. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 439509#. An online playback of the webcast will be archived for approximately one year in the investor relations section of the Company's website.

**About Inland Real Estate Corporation**
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 140 open-air neighborhood, community, power, and lifestyle shopping centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the quarter ended March 31, 2010, is available at www.inlandrealestate.com.

*Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Similarly, statements that describe or contain information related to matters such as management's intent, belief or expectation with respect to our financial performance, investment strategy and portfolio, our ability to address debt maturities, our cash flows, our growth prospects, the value of our assets, our joint venture commitments and the amount and timing of anticipated future cash distributions are forward-looking statements. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on February 26, 2010. These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust. We intend that the forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.*

**INLAND REAL ESTATE CORPORATION**
**Consolidated Balance Sheets**
**March 31, 2010 and December 31, 2009**
**(In thousands except per share data)**

| | | March 31, 2010 (unaudited) | December 31, 2009 |
|---|---|---|---|
| Assets: | | | |
| Investment properties: | | | |
| Land | $ | 333,433 | 333,433 |
| Construction in progress | | 318 | 322 |
| Building and improvements | | 925,231 | 921,461 |
| | | 1,258,982 | 1,255,216 |
| Less accumulated depreciation | | 317,854 | 308,785 |
| Net investment properties | | 941,128 | 946,431 |
| Cash and cash equivalents | | 11,149 | 6,719 |
| Investment in securities | | 10,911 | 11,045 |
| Accounts receivable, net | | 43,425 | 42,545 |
| Investment in and advances to unconsolidated joint ventures | | 113,506 | 125,189 |
| Acquired lease intangibles, net | | 13,775 | 14,438 |
| Deferred costs, net | | 8,180 | 8,147 |
| Other assets | | 10,016 | 10,914 |
| Total assets | $ | 1,152,090 | 1,165,428 |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 32,995 | 29,461 |
| Acquired below market lease intangibles, net | | 2,245 | 2,319 |
| Distributions payable | | 4,059 | 4,017 |
| Mortgages payable | | 370,218 | 384,468 |
| Term loan | | 140,000 | 140,000 |
| Line of credit facility | | 50,000 | 45,000 |
| Convertible notes | | 124,137 | 123,789 |
| Other liabilities | | 10,647 | 11,183 |
| Total liabilities | | 734,301 | 740,237 |
| Commitments and contingencies | | | |
| Stockholders' Equity: | | | |
| Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at March 31, 2010 and December 31, 2009 | | - | - |
| Common stock, $0.01 par value, 500,000 Shares authorized; 85,452 and 84,560 Shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively | | 855 | 846 |
| Additional paid-in capital (net of offering costs of $64,682 and $64,472 at March 31, 2010 and December 31, 2009, respectively) | | 756,550 | 749,156 |
| Accumulated distributions in excess of net income | | (345,119) | (330,214) |
| Accumulated other comprehensive income | | 3,919 | 3,710 |
| Total stockholders' equity | | 416,205 | 423,498 |
| Noncontrolling interest | | 1,584 | 1,693 |
| Total equity | | 417,789 | 425,191 |
| Total liabilities and stockholders' equity | $ | 1,152,090 | 1,165,428 |

**INLAND REAL ESTATE CORPORATION**
**Consolidated Statements of Operations and Other Comprehensive Income**
**For the three months ended March 31, 2010 and 2009 (unaudited)**
**(In thousands except per share data)**

| | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|
| Revenues | | |
| Rental income | $ 28,729 | 30,687 |
| Tenant recoveries | 12,865 | 13,689 |
| Other property income | 379 | 1,202 |
| Fee income from unconsolidated joint ventures | 632 | 1,142 |
| Total revenues | 42,605 | 46,720 |
| | | |
| Expenses: | | |
| Property operating expenses | 10,257 | 9,029 |
| Real estate tax expense | 8,541 | 8,097 |
| Depreciation and amortization | 10,250 | 12,481 |
| Provision for asset impairment | 5,451 | 1,824 |
| General and administrative expenses | 3,229 | 3,279 |
| Total expenses | 37,728 | 34,710 |
| | | |
| Operating income | 4,877 | 12,010 |
| | | |
| Other income | 2,470 | 336 |
| Gain on sale of investment properties | - | 341 |
| Gain on sale of joint venture interest | 474 | 934 |
| Gain on extinguishment of debt | - | 3,606 |
| Impairment of investment securities | - | (1,681) |
| Interest expense | (7,939) | (9,833) |
| Income (loss) before equity in loss of unconsolidated joint ventures, income tax benefit (expense) of taxable REIT subsidiary and discontinued operations | (118) | 5,713 |
| | | |
| Income tax benefit (expense) of taxable REIT subsidiary | 34 | (458) |
| Equity in loss of unconsolidated joint ventures | (2,576) | (569) |
| Income (loss) from continuing operations | (2,660) | 4,686 |
| Income from discontinued operations | 1 | 2,084 |
| Net income (loss) | (2,659) | 6,770 |
| | | |
| Less: Net income attributable to the noncontrolling interest | (73) | (97) |
| Net income (loss) available to common stockholders | (2,732) | 6,673 |
| | | |
| Other comprehensive income (expense): | | |
| Unrealized gain (loss) on investment securities | 978 | (2,208) |
| Reversal of unrealized (gain) loss to realized (gain) loss on investment securities | (830) | 1,681 |
| Unrealized gain on derivative instruments | 61 | 122 |
| | | |
| Comprehensive income (loss) | $ (2,523) | 6,268 |
| | | |
| Basic and diluted earnings available to common shares per weighted average common share: | | |
| | | |
| Income (loss) from continuing operations | $ (0.03) | 0.07 |
| Income from discontinued operations | - | 0.03 |
| Net income (loss) available to common stockholders per weighted average common share – basic and diluted | $ (0.03) | 0.10 |
| | | |
| Weighted average number of common shares outstanding – basic | 85,346 | 66,644 |
| Weighted average number of common shares outstanding – diluted | 85,426 | 66,699 |

**Non-GAAP Financial Measures**

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO and adjusted FFO for the periods presented, reconciled to net income available to common stockholders for these periods. The Company adjusts FFO for the impact of non-cash impairment charges net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

| | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|
| Net income (loss) available to common stockholders | $ (2,732) | 6,673 |
| Gain on sale of investment properties | - | (2,341) |
| Equity in depreciation and amortization of unconsolidated joint ventures | 3,600 | 3,905 |
| Amortization on in-place lease intangibles | 565 | 676 |
| Amortization on leasing commissions | 274 | 529 |
| Depreciation, net of noncontrolling interest | 9,320 | 11,256 |
| Funds From Operations | 11,027 | 20,698 |
| Gain on extinguishment of debt | - | (3,606) |
| Impairment loss, net of taxes: | | |
| Provision for asset impairment | 5,451 | 1,824 |
| Impairment of investment securities | - | 1,681 |
| Provision for asset impairment included in equity in loss of unconsolidated joint ventures | 2,498 | - |
| Provision for income taxes: | | |
| Tax expense related to current impairment charges, net of valuation allowance | 147 | - |
| Funds From Operations, adjusted | $ 19,123 | 20,597 |
| Net income (loss) available to common stockholders per weighted average common share – basic and diluted | $ (0.03) | 0.10 |
| Funds From Operations, per common share – basic and diluted | $ 0.13 | 0.31 |
| Funds From Operations, adjusted per common share – basic and diluted | $ 0.22 | 0.31 |
| Weighted average number of common shares outstanding, basic | 85,346 | 66,644 |
| Weighted average number of common shares outstanding, diluted | 85,426 | 66,699 |

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our operating performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our operating performance regardless of our capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the operating performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other REITs.

| | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|
| Income (loss) from continuing operations | $ (2,660) | 4,686 |
| Gain on sale of property | - | (341) |
| Net income attributable to noncontrolling interest | (73) | (97) |
| Income from discontinued operations, excluding gains | 1 | 84 |
| Income tax (benefit) expense of taxable REIT subsidiary | (34) | 458 |
| Interest expense | 7,939 | 9,833 |
| Interest expense associated with unconsolidated joint ventures | 2,906 | 3,026 |
| Depreciation and amortization | 10,250 | 12,481 |
| Depreciation and amortization associated with discontinued operations | - | 68 |
| Depreciation and amortization associated with unconsolidated joint ventures | 3,600 | 3,905 |
| EBITDA | 21,929 | 34,103 |
| Gain on extinguishment of debt | - | (3,606) |
| Impairment of investment securities | - | 1,681 |
| Provision for asset impairment | 5,451 | 1,824 |
| Provision for asset impairment included in equity in loss of unconsolidated joint ventures | 2,498 | - |
| EBITDA, adjusted | $ 29,878 | 34,002 |
| Total Interest Expense | $ 10,845 | 12,859 |
| EBITDA: Interest Expense Coverage Ratio | 2.0 x | 2.7 x |
| EBITDA: Interest Expense Coverage Ratio, adjusted | 2.8 x | 2.6 x |

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010 and 2009
(In thousands except per share and square footage data)

| Financial Highlights (1) | | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|---|
| Total revenues | $ | 42,605 | 46,720 |
| | | | |
| Net income (loss) available to common stockholders (1) | $ | (2,732) | 6,673 |
| Gain on sale of investment properties | | - | (2,341) |
| Equity in depreciation and amortization of unconsolidated joint ventures | | 3,600 | 3,905 |
| Amortization on in-place leases intangibles | | 565 | 676 |
| Amortization on leasing commissions | | 274 | 529 |
| Depreciation, net of noncontrolling interest | | 9,320 | 11,256 |
| Funds From Operations | | 11,027 | 20,698 |
| | | | |
| Gain on extinguishment of debt | | - | (3,606) |
| Impairment loss, net of taxes: | | | |
| Provision for asset impairment | | 5,451 | 1,824 |
| Impairment of investment securities | | - | 1,681 |
| Provision for asset impairment included in equity in loss of unconsolidated joint ventures | | 2,498 | - |
| Provision for income taxes: | | | |
| Tax expense related to current impairment charges, net of valuation allowance | | 147 | - |
| | | | |
| Funds From Operations, adjusted | $ | 19,123 | 20,597 |
| | | | |
| Net income (loss) available to common stockholders per weighted average common share – basic and diluted | $ | (0.03) | 0.10 |
| | | | |
| Funds From Operations per weighted average common share – basic and diluted | $ | 0.13 | 0.31 |
| | | | |
| Funds From Operations, adjusted per common share – basic and diluted | $ | 0.22 | 0.31 |
| | | | |
| Distributions Declared | $ | 12,173 | 16,343 |
| Distributions Per Common Share | $ | 0.14 | 0.25 |
| Distributions / Funds From Operations Payout Ratio, adjusted | | 63.7% | 79.3% |
| Weighted Average Commons Shares Outstanding, Diluted | | 85,426 | 66,699 |

| | | As of March 31, 2010 | As of March 31, 2009 |
|---|---|---|---|
| Total Assets | $ | 1,152,090 | 1,209,263 |

| General and Administrative Expenses | | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|---|
| General and Administrative Expenses (G&A) | $ | 3,229 | 3,279 |
| G&A Expenses as a Percentage of Total Revenue | | 7.6% | 7.0% |
| Annualized G&A Expenses as a Percentage of Total Assets | | 1.12% | 1.08% |

(1)  See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010 and 2009
(In thousands except per share and square footage data)

| Net Operating Income (1) | | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|---|
| Net Operating Income (NOI) (Cash basis) | $ | 25,228 | 29,352 |
| Same Store Net Operating Income (Cash basis) | $ | 25,228 | 29,233 |
| Same Store NOI Percentage Change Over Prior Year Period | | -13.7% | |

| Consolidated Occupancy | As of March 31, 2010 | As of December 31, 2009 | As of March 31, 2009 |
|---|---|---|---|
| Leased Occupancy (2) | 91.1% | 91.1% | 93.3% |
| Financial Occupancy (3) | 88.8% | 90.3% | 92.5% |
| Same Store Financial Occupancy | 88.8% | 90.3% | 92.4% |

| Unconsolidated Occupancy | As of March 31, 2010 | As of December 31, 2009 | As of March 31, 2009 |
|---|---|---|---|
| Leased Occupancy (2) | 95.2% | 95.2% | 94.6% |
| Financial Occupancy (3) | 94.2% | 94.9% | 93.0% |

| Total Occupancy | As of March 31, 2010 | As of December 31, 2009 | As of March 31, 2009 |
|---|---|---|---|
| Leased Occupancy (2) | 92.2% | 92.1% | 93.6% |
| Financial Occupancy (3) | 90.2% | 91.5% | 92.6% |

| Capitalization | | As of March 31, 2010 | As of March 31, 2009 |
|---|---|---|---|
| Total Shares Outstanding | $ | 85,452 | 66,827 |
| Closing Price Per Share | | 9.15 | 7.09 |
| Equity Market Capitalization | | 781,886 | 473,803 |
| Total Debt (4) | | 919,331 | 1,095,996 |
| Total Market Capitalization | $ | 1,701,217 | 1,569,799 |
| Debt to Total Market Capitalization | | 54.0% | 69.8% |

(1) Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.

(2) Leased occupancy is defined as the percentage of total gross leasable area for which there is a signed lease regardless of whether the tenant is currently obligated to pay rent under their lease agreement.

(3) Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

(4) Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010 and 2009
(In thousands except per share and square footage data)

**Funds From Operations and Other Information**

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods. The Company adjusts FFO for the impact of non-cash impairment charges net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

|  | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|
| Net income (loss) available to common stockholders | $ (2,732) | 6,673 |
| Gain on sale of investment properties | - | (2,341) |
| Equity in depreciation and amortization of unconsolidated joint ventures | 3,600 | 3,905 |
| Amortization on in-place lease intangibles | 565 | 676 |
| Amortization on leasing commissions | 274 | 529 |
| Depreciation, net of noncontrolling interest | 9,320 | 11,256 |
| Funds From Operations | 11,027 | 20,698 |
| Gain on extinguishment of debt | - | (3,606) |
| Impairment loss, net of taxes: |  |  |
|   Provision for asset impairment | 5,451 | 1,824 |
|   Impairment of investment securities | - | 1,681 |
|   Provision for asset impairment included in equity in loss of unconsolidated joint ventures | 2,498 | - |
| Provision for income taxes: |  |  |
|   Tax expense related to current impairment charges, net of valuation allowance | 147 | - |
| Funds From Operations, adjusted | $ 19,123 | 20,597 |
| Net income (loss) available to common stockholders per weighted average common share – basic and diluted | $ (0.03) | 0.10 |
| Funds From Operations, per common share – basic and diluted | $ 0.13 | 0.31 |
| Funds From Operations, adjusted per common share – basic and diluted | $ 0.22 | 0.31 |
| Weighted average number of common shares outstanding, basic | 85,346 | 66,644 |
| Weighted average number of common shares outstanding, diluted | 85,426 | 66,699 |

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010 and 2009
(In thousands except per share and square footage data)

| | | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|---|
| **Additional Information** | | | |
| | | | |
| Straight-line rents | $ | 50 | (168) |
| Amortization of above and below market rents | | (24) | 23 |
| Amortization of deferred financing fees | | 738 | 772 |
| Stock based compensation expense | | 78 | 95 |
| | | | |
| **Capital Expenditures** | | | |
| | | | |
| Maintenance / non-revenue generating cap ex | | | |
| Building / Site improvements | $ | 501 | 81 |
| | | | |
| Non-maintenance / revenue generating cap ex | | | |
| Tenant improvements | | 2,768 | 2,398 |
| Leasing commissions | | 779 | 329 |

(In thousands except per share and square footage data)

**Consolidated Debt Schedule**

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at March 31, 2010:

| Fixed rate debt<br>Servicer | Property Name | Interest Rate at March 31, 2010 | Maturity Date | Balance at March 31, 2010 | Percent of Total Debt |
|---|---|---|---|---|---|
| Bank of America | CarMax – Tinley Park | 5.52% | 04/2010 | 9,450 | 1.38% |
| Bank of America | Food 4 Less | 5.52% | 04/2010 | 4,100 | 0.60% |
| Wells Fargo | Eastgate Center | 5.01% | 04/2010 | 3,610 | 0.53% |
| Wells Fargo | Gateway Square | 5.01% | 04/2010 | 5,265 | 0.77% |
| Wells Fargo | Lansing Square | 5.14% | 04/2010 | 11,125 | 1.62% |
| Wells Fargo | River Square | 5.01% | 04/2010 | 6,425 | 0.94% |
| Wells Fargo | Schaumburg Promenade | 5.17% | 04/2010 | 11,640 | 1.70% |
| Wells Fargo | Woodfield Plaza | 5.17% | 04/2010 | 12,050 | 1.76% |
| Principal Life Insurance | Orland Greens | 3.99% | 06/2010 | 3,550 | 0.52% |
| Principal Life Insurance | Rose Plaza | 3.99% | 06/2010 | 2,670 | 0.39% |
| Principal Life Insurance | The Plaza | 3.99% | 06/2010 | 8,000 | 1.17% |
| Principal Life Insurance | Two Rivers Plaza | 3.99% | 06/2010 | 4,620 | 0.67% |
| Bank of America | Northgate Center | 5.01% | 10/2010 | 6,185 | 0.90% |
| Key Bank | Shakopee Valley Marketplace | 5.00% | 10/2010 | 7,500 | 1.10% |
| Wells Fargo | Rite-Aid | 5.01% | 10/2010 | 1,700 | 0.25% |
| MetLife Insurance Company | Crystal Point | 4.71% | 12/2010 | 20,100 | 2.93% |
| Wachovia Securities | Caton Crossing | 4.88% | 01/2011 | 7,425 | 1.08% |
| Wachovia Securities | Mankato Heights | 4.88% | 01/2011 | 8,910 | 1.30% |
| Wachovia Securities | Rochester Marketplace | 4.88% | 01/2011 | 5,885 | 0.86% |
| Wachovia Securities | Village Ten Center | 4.88% | 01/2011 | 8,500 | 1.24% |
| Bank of America | Springboro Plaza | 4.11% | 06/2011 | 5,510 | 0.80% |
| Wells Fargo | Baytowne Square & Shoppes | 4.11% | 06/2011 | 8,720 | 1.27% |
| Wells Fargo | CarMax – Schaumburg | 4.11% | 06/2011 | 11,730 | 1.71% |
| Wells Fargo | Grand Traverse Crossings | 4.11% | 06/2011 | 1,688 | 0.25% |
| Wells Fargo | Hammond Mills | 4.11% | 06/2011 | 882 | 0.13% |
| Wells Fargo | Plymouth Collection | 4.11% | 06/2011 | 5,180 | 0.76% |
| Wells Fargo | Riverplace Center | 4.11% | 06/2011 | 3,290 | 0.48% |
| Wells Fargo | Staples | 4.11% | 06/2011 | 1,730 | 0.25% |
| Capmark Finance | University Crossings | 5.02% | 08/2011 | 8,800 | 1.28% |
| Capmark Finance | Hickory Creek Marketplace | 4.88% | 11/2011 | 5,750 | 0.84% |
| Capmark Finance | Maple Park Place | 4.88% | 11/2011 | 12,500 | 1.82% |
| Capmark Finance | Westriver Crossing | 4.88% | 11/2011 | 3,500 | 0.51% |
| Cohen Financial | Maple Grove Retail | 5.19% | 08/2012 | 4,050 | 0.59% |
| Cohen Financial | Park Place Plaza | 5.19% | 08/2012 | 6,500 | 0.95% |
| Cohen Financial | Quarry Retail | 5.19% | 08/2012 | 15,800 | 2.31% |
| Cohen Financial | Riverdale Commons | 5.19% | 08/2012 | 9,850 | 1.44% |
| Cohen Financial | Downers Grove Market | 5.27% | 11/2012 | 12,500 | 1.82% |
| Cohen Financial | Stuart's Crossing | 5.27% | 12/2012 | 7,000 | 1.02% |
| Principal Life Insurance | Big Lake Town Square | 5.05% | 01/2014 | 6,250 | 0.91% |
| Principal Life Insurance | Park Square | 5.05% | 01/2014 | 10,000 | 1.46% |
| Principal Real Estate | Iroquois Center | 5.05% | 04/2014 | 8,750 | 1.28% |
| Midland Loan Services (1) | Shoppes at Grayhawk | 5.17% | 04/2014 | 17,260 | 2.52% |
| Prudential Asset Resource (1) | Orland Park Place Outlots | 5.83% | 12/2014 | 5,575 | 0.81% |
| John Hancock Life Insurance (1) | Four Flaggs & Four Flaggs Annex | 7.65% | 01/2018 | 11,451 | 1.67% |
| Total/Weighted Average Fixed Rate Secured | | 5.00% | | 332,976 | 48.59% |
| Convertible Notes (2) | | 4.63% | 11/2011 | 125,000 | 18.24% |
| Total/Weighted Average Fixed Rate | | 4.90% | | $ 457,976 | 66.83% |

(In thousands except per share and square footage data)

## Consolidated Debt Schedule (continued)

| Variable rate debt<br>Servicer | Property Name | Interest Rate at March 31, 2010 | Maturity Date | | Balance at March 31, 2010 | Percent of Total Debt |
|---|---|---|---|---|---|---|
| Bank of America | Joliet Commons Ph II | 1.63% | 04/2010 | $ | 2,400 | 0.35% |
| Bank of America | Rose Plaza East | 1.63% | 04/2010 | | 1,086 | 0.16% |
| Bank of America | Rose Plaza West | 1.63% | 04/2010 | | 1,382 | 0.20% |
| Bank of America | Cub Foods – Indianapolis | 1.63% | 06/2010 | | 2,255 | 0.33% |
| Bank of America | The Shops of Plymouth Town Center | 1.63% | 06/2010 | | 2,732 | 0.40% |
| Bank of America | Bally's Total Fitness | 1.63% | 07/2010 | | 3,145 | 0.46% |
| Bank of America | Burnsville Crossing | 1.63% | 07/2010 | | 2,858 | 0.42% |
| Bank of America | Byerly's Burnsville | 1.63% | 07/2010 | | 2,916 | 0.43% |
| Bank of America | Shingle Creek | 1.63% | 07/2010 | | 1,735 | 0.25% |
| Bank of America | Bohl Farm Marketplace | 1.13% | 12/2010 | | 7,833 | 1.14% |
| Metropolitan Capital Bank | Corporate | 6.00% | 10/2012 | | 2,700 | 0.39% |
| Bank of America | Skokie Fashion Square | 0.67% | 12/2014 | | 6,200 | 0.90% |
| Total/Weighted Average Variable Rate Secured | | 1.68% | | | 37,242 | 5.43% |
| Term Loan | | 2.25% | 09/2010 | | 140,000 | 20.43% |
| Line of Credit Facility | | 1.60% | 04/2011 | | 50,000 | 7.31% |
| Total/Weighted Average Variable Rate | | 2.01% | | | 227,242 | 33.17% |
| Total/Weighted Average Debt | | 3.94% | | $ | 685,218 | 100.00% |

(1) These loans require payments of principal and interest monthly, all other loans listed are interest only.

(2) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $863.

(In thousands except per share and square footage data)

## Summary of Consolidated Debt

| Schedule of Maturities by Year: | | Scheduled Principal Payments | Mortgage Loan Maturities | Unsecured Maturities (1) | Total | Total Weighted Average Rate (2) | Percent of Total Debt |
|---|---|---|---|---|---|---|---|
| 2010 | $ | 636 | 146,172 | 140,000 | 286,808 | 4.66% | 41.86% |
| 2011 (3) | | 676 | 100,000 | 175,000 | 275,676 | 4.94% | 40.23% |
| 2012 | | 715 | 58,400 | - | 59,115 | 5.22% | 8.63% |
| 2013 | | 763 | - | - | 763 | - | 0.11% |
| 2014 | | 480 | 52,013 | - | 52,493 | 5.19% | 7.66% |
| 2015 | | 283 | - | - | 283 | - | 0.04% |
| 2016 | | 306 | - | - | 306 | - | 0.05% |
| 2017 | | 302 | - | - | 302 | - | 0.04% |
| 2018 | | - | 9,472 | - | 9,472 | 7.65% | 1.38% |
| Total | $ | 4,161 | 366,057 | 315,000 | 685,218 | 4.90% | 100.00% |

| Total Debt Outstanding | | March 31, 2010 |
|---|---|---|
| Mortgage loans payable: | | |
| Fixed rate secured loans | $ | 332,976 |
| Variable rate secured loans | | 37,242 |
| Unsecured fixed rate convertible notes (3) | | 125,000 |
| Unsecured line of credit facility and term loan | | 190,000 |
| Total | $ | 685,218 |

| Percentage of Total Debt: | March 31, 2010 |
|---|---|
| Fixed rate loans | 66.83% |
| Variable rate loans | 33.17% |

| Current Average Interest Rates (2): | March 31, 2010 |
|---|---|
| Fixed rate loans | 4.90% |
| Variable rate loans | 2.01% |
| Total weighted average interest rate | 3.94% |

(1) Includes unsecured convertible notes, line of credit facility and term loan.
(2) Interest rates are as of March 31, 2010 and exclude the impact of deferred loan fee amortization.
(3) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $863. The convertible notes, which mature in 2026, are included in the 2011 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.

(In thousands except per share and square footage data)

**Significant Retail Tenants (Consolidated) (1)**

| Tenant Name | Number of Stores | | Annual Base Rent | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Supervalu, Inc. (2) | 11 | $ | 6,837 | 6.05% | 693,129 | 6.65% |
| Dominick's Finer Foods | 7 | | 5,501 | 4.86% | 464,560 | 4.45% |
| Carmax | 2 | | 4,021 | 3.56% | 187,851 | 1.80% |
| Roundy's | 6 | | 3,898 | 3.45% | 377,635 | 3.62% |
| PetSmart | 9 | | 2,905 | 2.57% | 216,624 | 2.08% |
| Kroger | 5 | | 2,679 | 2.37% | 307,000 | 2.94% |
| Best Buy | 4 | | 2,462 | 2.18% | 183,757 | 1.76% |
| TJX Companies, Inc. (3) | 9 | | 2,301 | 2.03% | 295,150 | 2.83% |
| The Sports Authority | 3 | | 1,851 | 1.64% | 134,869 | 1.29% |
| OfficeMax | 5 | | 1,523 | 1.35% | 130,636 | 1.25% |
| Michael’s | 6 | | 1,500 | 1.33% | 130,165 | 1.25% |
| Kohl’s | 2 | | 1,468 | 1.30% | 169,584 | 1.63% |
| Staples | 5 | | 1,461 | 1.29% | 112,728 | 1.08% |
| Barnes & Noble | 3 | | 1,315 | 1.16% | 67,988 | 0.65% |
| Office Depot | 6 | | 1,283 | 1.13% | 142,084 | 1.36% |
| Dollar Tree | 13 | | 1,252 | 1.11% | 136,727 | 1.31% |
| Home Depot | 1 | | 1,243 | 1.10% | 113,000 | 1.08% |
| Bally’s Total Fitness | 2 | | 1,161 | 1.03% | 88,803 | 0.85% |
| Total | | $ | 44,661 | 39.51% | 3,952,290 | 37.88% |

**Significant Retail Tenants (Unconsolidated) (1) (4)**

| Tenant Name | Number of Stores | | Annual Base Rent (4) | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Supervalu, Inc. (2) | 5 | $ | 4,049 | 11.13% | 338,983 | 9.25% |
| TJX Companies, Inc. (3) | 5 | | 1,646 | 4.53% | 153,715 | 4.20% |
| Dick's | 2 | | 1,553 | 4.27% | 165,000 | 4.50% |
| Regal Cinemas | 1 | | 1,210 | 3.33% | 73,000 | 1.99% |
| Hobby Lobby | 1 | | 1,015 | 2.79% | 56,390 | 1.54% |
| The Gap | 4 | | 995 | 2.74% | 67,965 | 1.86% |
| REI (Recreational Equipment Inc) | 1 | | 971 | 2.67% | 25,550 | 0.70% |
| Bed, Bath and Beyond (5) | 2 | | 810 | 2.23% | 91,435 | 2.50% |
| Retail Ventures, Inc (DSW Warehouse) | 2 | | 790 | 2.17% | 49,699 | 1.36% |
| Dominick's Finer Foods | 1 | | 726 | 1.99% | 63,111 | 1.72% |
| Kroger | 1 | | 683 | 1.88% | 63,743 | 1.74% |
| Roundy’s | 1 | | 649 | 1.78% | 55,990 | 1.53% |
| PetSmart | 2 | | 632 | 1.74% | 50,514 | 1.38% |
| Harlem Furniture | 1 | | 628 | 1.73% | 27,932 | 0.76% |
| Border’s Books & Music | 2 | | 533 | 1.47% | 45,370 | 1.24% |
| The Sports Authority | 1 | | 489 | 1.35% | 44,495 | 1.21% |
| Blockbuster | 4 | | 471 | 1.30% | 20,432 | 0.56% |
| Nordstrom Rack | 1 | | 425 | 1.17% | 35,419 | 0.97% |
| K-Mart | 1 | | 406 | 1.12% | 86,479 | 2.36% |
| K & G Superstore | 1 | | 402 | 1.10% | 36,511 | 1.00% |
| Justice | 3 | | 399 | 1.10% | 16,100 | 0.44% |
| Jared the Galleria of Jewelry | 2 | | 390 | 1.07% | 11,608 | 0.32% |
| Ulta | 2 | | 387 | 1.06% | 21,361 | 0.58% |
| Total | | $ | 20,259 | 55.72% | 1,600,802 | 43.71% |

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Includes Jewel and Cub Foods
(3) Includes TJ Maxx, Marshall’s and A.J. Wright Stores
(4) Annualized rent shown includes joint venture partner’s pro rata share
(5) Includes Bed, Bath & Beyond and Buy, Buy Baby

(In thousands except per share and square footage data)

**Significant Retail Tenants (Total) (1) (2)**

| Tenant Name | Number of Stores | | Annual Base Rent (2) | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Supervalu, Inc. (3) | 16 | $ | 10,887 | 7.28% | 1,032,112 | 7.32% |
| Dominick's Finer Foods | 8 | | 6,226 | 4.17% | 527,671 | 3.74% |
| Roundy’s | 7 | | 4,547 | 3.04% | 433,625 | 3.08% |
| Carmax | 2 | | 4,021 | 2.69% | 187,851 | 1.33% |
| TJX Companies, Inc. (4) | 14 | | 3,947 | 2.64% | 448,865 | 3.19% |
| PetSmart | 11 | | 3,537 | 2.37% | 267,138 | 1.90% |
| Kroger | 6 | | 3,362 | 2.25% | 370,743 | 2.63% |
| Best Buy | 4 | | 2,462 | 1.65% | 183,757 | 1.30% |
| The Sports Authority | 4 | | 2,340 | 1.57% | 179,364 | 1.27% |
| The GAP | 8 | | 1,921 | 1.29% | 136,420 | 0.97% |
| Retail Ventures, Inc (DSW Warehouse) | 4 | | 1,777 | 1.19% | 95,915 | 0.68% |
| Michael’s | 7 | | 1,729 | 1.16% | 149,908 | 1.06% |
| OfficeMax | 6 | | 1,719 | 1.15% | 144,596 | 1.03% |
| Bed, Bath & Beyond (5) | 4 | | 1,632 | 1.09% | 164,235 | 1.17% |
| Office Depot | 7 | | 1,589 | 1.06% | 163,540 | 1.16% |
| Barnes & Noble | 4 | | 1,557 | 1.04% | 92,223 | 0.65% |
| Dick’s Sporting Goods | 2 | | 1,553 | 1.04% | 165,000 | 1.17% |
| Total | | $ | 54,806 | 36.68% | 4,742,963 | 33.65% |

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner’s pro rata share
(3) Includes Jewel and Cub Foods
(4) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores
(5) Includes Bed, Bath & Beyond and Buy, Buy Baby

(In thousands except per share and square footage data)

**Lease Expiration Analysis**
(Consolidated)

| Lease Expiration Year | Number of Leases Expiring | GLA Under Expiring Leases (Sq.Ft.) | Percent of Total Leased GLA | Total Annualized Base Rent ($) (2) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (3) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (1) | | | | | | |
| M-T-M | 1 | 10,806 | 0.12% | $ 35 | 0.03% | $ 3.24 |
| 2010 | 6 | 132,476 | 1.43% | 843 | 0.70% | 6.36 |
| 2011 | 28 | 764,787 | 8.27% | 7,624 | 6.35% | 9.97 |
| 2012 | 24 | 563,476 | 6.10% | 5,817 | 4.84% | 10.32 |
| 2013 | 31 | 833,543 | 9.02% | 8,063 | 6.71% | 9.67 |
| 2014 | 24 | 861,692 | 9.32% | 9,498 | 7.90% | 11.02 |
| 2015 | 17 | 432,424 | 4.68% | 4,579 | 3.81% | 10.59 |
| 2016 | 6 | 130,760 | 1.41% | 1,845 | 1.54% | 14.11 |
| 2017 | 15 | 699,661 | 7.57% | 8,207 | 6.83% | 11.73 |
| 2018 | 9 | 440,262 | 4.76% | 5,269 | 4.39% | 11.97 |
| 2019+ | 39 | 1,851,366 | 20.03% | 22,158 | 18.44% | 11.97 |
| TOTAL/WEIGHTED AVERAGE | 200 | 6,721,253 | 72.71% | $ 73,938 | 61.54% | $ 11.00 |
| ALL NON-ANCHOR LEASES (1) | | | | | | |
| M-T-M | 21 | 44,187 | 0.48% | $ 747 | 0.62% | $ 16.91 |
| 2010 | 112 | 255,547 | 2.76% | 4,712 | 3.92% | 18.44 |
| 2011 | 139 | 378,368 | 4.09% | 6,285 | 5.23% | 16.61 |
| 2012 | 179 | 445,033 | 4.81% | 8,001 | 6.66% | 17.98 |
| 2013 | 165 | 461,412 | 4.99% | 8,572 | 7.13% | 18.58 |
| 2014 | 112 | 293,633 | 3.18% | 5,052 | 4.21% | 17.21 |
| 2015 | 83 | 213,514 | 2.31% | 4,205 | 3.50% | 19.69 |
| 2016 | 26 | 78,696 | 0.85% | 1,654 | 1.38% | 21.02 |
| 2017 | 16 | 75,117 | 0.81% | 1,200 | 1.00% | 15.98 |
| 2018 | 20 | 67,008 | 0.73% | 1,616 | 1.35% | 24.12 |
| 2019+ | 53 | 211,181 | 2.28% | 4,163 | 3.46% | 19.71 |
| TOTAL/WEIGHTED AVERAGE | 926 | 2,523,696 | 27.29% | $ 46,207 | 38.46% | $ 18.31 |
| ALL LEASES | | | | | | |
| M-T-M | 22 | 54,993 | 0.60% | $ 782 | 0.65% | $ 14.22 |
| 2010 | 118 | 388,023 | 4.19% | 5,555 | 4.62% | 14.32 |
| 2011 | 167 | 1,143,155 | 12.36% | 13,909 | 11.58% | 12.17 |
| 2012 | 203 | 1,008,509 | 10.91% | 13,818 | 11.50% | 13.70 |
| 2013 | 196 | 1,294,955 | 14.01% | 16,635 | 13.84% | 12.85 |
| 2014 | 136 | 1,155,325 | 12.50% | 14,550 | 12.11% | 12.59 |
| 2015 | 100 | 645,938 | 6.99% | 8,784 | 7.31% | 13.60 |
| 2016 | 32 | 209,456 | 2.26% | 3,499 | 2.92% | 16.71 |
| 2017 | 31 | 774,778 | 8.38% | 9,407 | 7.83% | 12.14 |
| 2018 | 29 | 507,270 | 5.49% | 6,885 | 5.74% | 13.57 |
| 2019+ | 92 | 2,062,547 | 22.31% | 26,321 | 21.90% | 12.76 |
| TOTAL/WEIGHTED AVERAGE | 1,126 | 9,244,949 | 100.00% | $ 120,145 | 100.00% | $ 13.00 |

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(3) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

**Lease Expiration Analysis**
(Unconsolidated) (1)

| Lease Expiration Year | Number of Leases Expiring | GLA Under Expiring Leases (Sq.Ft.) | Percent of Total Leased GLA | Total Annualized Base Rent ($) (3) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (4) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (2) | | | | | | |
| 2010 | 4 | 112,401 | 3.26% | $ 739 | 1.51% | $ 6.57 |
| 2011 | 5 | 164,097 | 4.76% | 1,420 | 2.89% | 8.65 |
| 2012 | 3 | 105,112 | 3.05% | 1,465 | 2.98% | 13.94 |
| 2013 | 5 | 147,025 | 4.26% | 1,911 | 3.89% | 13.00 |
| 2014 | 9 | 250,982 | 7.28% | 2,752 | 5.61% | 10.96 |
| 2015 | 5 | 155,893 | 4.52% | 1,831 | 3.73% | 11.75 |
| 2016 | 4 | 134,593 | 3.90% | 1,105 | 2.25% | 8.21 |
| 2017 | 3 | 50,181 | 1.46% | 832 | 1.70% | 16.58 |
| 2018 | 9 | 954,524 | 27.68% | 13,197 | 26.88% | 13.83 |
| 2019+ | 14 | 718,541 | 20.84% | 8,961 | 18.25% | 12.47 |
| TOTAL/WEIGHTED AVERAGE | 61 | 2,793,349 | 81.01% | $ 34,213 | 69.69% | $ 12.25 |
| ALL NON-ANCHOR LEASES (2) | | | | | | |
| M-T-M | 1 | 1,200 | 0.03% | $ 30 | 0.06% | $ 25.00 |
| 2010 | 36 | 88,759 | 2.57% | 1,771 | 3.61% | 19.95 |
| 2011 | 25 | 74,658 | 2.17% | 1,374 | 2.80% | 18.40 |
| 2012 | 29 | 69,269 | 2.01% | 1,548 | 3.15% | 22.35 |
| 2013 | 21 | 49,656 | 1.44% | 1,146 | 2.33% | 23.08 |
| 2014 | 40 | 137,745 | 3.99% | 2,998 | 6.11% | 21.76 |
| 2015 | 28 | 92,121 | 2.67% | 2,054 | 4.19% | 22.30 |
| 2016 | 12 | 46,086 | 1.34% | 1,214 | 2.47% | 26.34 |
| 2017 | 3 | 17,033 | 0.49% | 502 | 1.02% | 29.47 |
| 2018 | 4 | 11,581 | 0.34% | 227 | 0.46% | 19.60 |
| 2019+ | 14 | 66,685 | 1.94% | 2,015 | 4.11% | 30.22 |
| TOTAL/WEIGHTED AVERAGE | 213 | 654,793 | 18.99% | $ 14,879 | 30.31% | $ 22.72 |
| ALL LEASES | | | | | | |
| M-T-M | 1 | 1,200 | 0.03% | $ 30 | 0.06% | $ 25.00 |
| 2010 | 40 | 201,160 | 5.83% | 2,510 | 5.12% | 12.48 |
| 2011 | 30 | 238,755 | 6.93% | 2,794 | 5.69% | 11.70 |
| 2012 | 32 | 174,381 | 5.06% | 3,013 | 6.13% | 17.28 |
| 2013 | 26 | 196,681 | 5.70% | 3,057 | 6.22% | 15.54 |
| 2014 | 49 | 388,727 | 11.27% | 5,750 | 11.72% | 14.79 |
| 2015 | 33 | 248,014 | 7.19% | 3,885 | 7.92% | 15.66 |
| 2016 | 16 | 180,679 | 5.24% | 2,319 | 4.72% | 12.83 |
| 2017 | 6 | 67,214 | 1.95% | 1,334 | 2.72% | 19.85 |
| 2018 | 13 | 966,105 | 28.02% | 13,424 | 27.34% | 13.89 |
| 2019+ | 28 | 785,226 | 22.78% | 10,976 | 22.36% | 13.98 |
| TOTAL/WEIGHTED AVERAGE | 274 | 3,448,142 | 100.00% | $ 49,092 | 100.00% | $ 14.24 |

(1) Amounts in table include our joint venture partner's pro rata share
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

**Lease Expiration Analysis**
(Total) (1)

| Lease Expiration Year | Number of Leases Expiring | GLA Under Expiring Leases (Sq.Ft.) | Percent of Total Leased GLA | Total Annualized Base Rent ($) (3) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (4) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (2) | | | | | | |
| M-T-M | 1 | 10,806 | 0.08% | $ 35 | 0.02% | $ 3.24 |
| 2010 | 10 | 244,877 | 1.93% | 1,582 | 0.94% | 6.46 |
| 2011 | 33 | 928,884 | 7.32% | 9,045 | 5.35% | 9.74 |
| 2012 | 27 | 668,588 | 5.27% | 7,282 | 4.30% | 10.89 |
| 2013 | 36 | 980,568 | 7.72% | 9,974 | 5.89% | 10.17 |
| 2014 | 33 | 1,112,674 | 8.77% | 12,250 | 7.24% | 11.01 |
| 2015 | 22 | 588,317 | 4.63% | 6,409 | 3.79% | 10.89 |
| 2016 | 10 | 265,353 | 2.09% | 2,951 | 1.74% | 11.12 |
| 2017 | 18 | 749,842 | 5.91% | 9,039 | 5.34% | 12.05 |
| 2018 | 18 | 1,394,786 | 10.99% | 18,467 | 10.91% | 13.24 |
| 2019+ | 53 | 2,569,907 | 20.25% | 31,119 | 18.39% | 12.11 |
| TOTAL/WEIGHTED AVERAGE | 261 | 9,514,602 | 74.96% | $ 108,153 | 63.91% | $ 11.37 |
| ALL NON-ANCHOR LEASES (2) | | | | | | |
| M-T-M | 22 | 45,387 | 0.36% | $ 777 | 0.46% | $ 17.12 |
| 2010 | 148 | 344,306 | 2.71% | 6,483 | 3.83% | 18.83 |
| 2011 | 164 | 453,026 | 3.57% | 7,658 | 4.52% | 16.90 |
| 2012 | 208 | 514,302 | 4.05% | 9,549 | 5.64% | 18.57 |
| 2013 | 186 | 511,068 | 4.03% | 9,718 | 5.74% | 19.02 |
| 2014 | 152 | 431,378 | 3.40% | 8,050 | 4.76% | 18.66 |
| 2015 | 111 | 305,635 | 2.41% | 6,260 | 3.70% | 20.48 |
| 2016 | 38 | 124,782 | 0.98% | 2,868 | 1.69% | 22.98 |
| 2017 | 19 | 92,150 | 0.73% | 1,702 | 1.01% | 18.47 |
| 2018 | 24 | 78,589 | 0.62% | 1,843 | 1.09% | 23.45 |
| 2019+ | 67 | 277,866 | 2.18% | 6,178 | 3.65% | 22.23 |
| TOTAL/WEIGHTED AVERAGE | 1,139 | 3,178,489 | 25.04% | $ 61,086 | 36.09% | $ 19.22 |
| ALL LEASES | | | | | | |
| M-T-M | 23 | 56,193 | 0.44% | $ 812 | 0.48% | $ 14.45 |
| 2010 | 158 | 589,183 | 4.64% | 8,065 | 4.77% | 13.69 |
| 2011 | 197 | 1,381,910 | 10.89% | 16,703 | 9.87% | 12.09 |
| 2012 | 235 | 1,182,890 | 9.32% | 16,831 | 9.94% | 14.23 |
| 2013 | 222 | 1,491,636 | 11.75% | 19,692 | 11.63% | 13.20 |
| 2014 | 185 | 1,544,052 | 12.17% | 20,300 | 12.00% | 13.15 |
| 2015 | 133 | 893,952 | 7.04% | 12,669 | 7.49% | 14.17 |
| 2016 | 48 | 390,135 | 3.07% | 5,819 | 3.43% | 14.92 |
| 2017 | 37 | 841,992 | 6.64% | 10,741 | 6.35% | 12.76 |
| 2018 | 42 | 1,473,375 | 11.61% | 20,310 | 12.00% | 13.78 |
| 2019+ | 120 | 2,847,773 | 22.43% | 37,297 | 22.04% | 13.10 |
| TOTAL/WEIGHTED AVERAGE | 1,400 | 12,693,091 | 100.00% | $ 169,239 | 100.00% | $ 13.33 |

(1) Amounts in table include our joint venture partner's pro rata share
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis)**
(Consolidated)

New Lease Summary

| | | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number | GLA | | | | | Total Dollar | | Percent |
| 1Q2010 | 15 | 105,165 | $ | 1,140 | $ | 1,129 | $ | (11) | -1.0% |
| per square foot | | | $ | 10.84 | $ | 10.74 | $ | (0.10) | |
| 2010 Total | 15 | 105,165 | $ | 1,140 | $ | 1,129 | $ | (11) | -1.0% |
| per square foot | | | $ | 10.84 | $ | 10.74 | $ | (0.10) | |

Renewal Lease Summary

| | | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number | GLA | | | | | Total Dollar | | Percent |
| 1Q2010 | 47 | 230,487 | $ | 2,994 | $ | 2,973 | $ | (21) | -0.7% |
| per square foot | | | $ | 12.99 | $ | 12.90 | $ | (0.09) | |
| 2010 Total | 47 | 230,487 | $ | 2,994 | $ | 2,973 | $ | (21) | -0.7% |
| per square foot | | | $ | 12.99 | $ | 12.90 | $ | (0.09) | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options.  All other leases are categorized as new.

Non-Comparable Lease Summary

| | | | Total Former Average Base Rent | | Total New Average Base Rent | |
|---|---|---|---|---|---|---|
| | Number | GLA | | | | |
| 1Q2010 | 10 | 161,185 | $ | - | $ | 1,144 |
| per square foot | | | $ | - | $ | 7.09 |
| 2010 Total | 10 | 161,185 | $ | - | $ | 1,144 |
| per square foot | | | $ | - | $ | 7.09 |

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis) (1)**
(Unconsolidated)

New Lease Summary

| | | | Total Former Average Base Rent | Total New Average Base Rent | Increase/(Decrease) | |
|---|---|---|---|---|---|---|
| | Number | GLA | | | Total Dollar | Percent |
| 1Q2010 | 4 | 57,073 | $ 798 | $ 614 | $ (184) | -23.1% |
| per square foot | | | $ 13.98 | $ 10.76 | $ (3.22) | |
| 2010 Total | 4 | 57,073 | $ 798 | $ 614 | $ (184) | -23.1% |
| per square foot | | | $ 13.98 | $ 10.76 | $ (3.22) | |

Renewal Lease Summary

| | | | Total Former Average Base Rent | Total New Average Base Rent | Increase/(Decrease) | |
|---|---|---|---|---|---|---|
| | Number | GLA | | | Total Dollar | Percent |
| 1Q2010 | 10 | 32,062 | $ 557 | $ 624 | $ 67 | 12.0% |
| per square foot | | | $ 17.37 | $ 19.46 | $ 2.09 | |
| 2010 Total | 10 | 32,062 | $ 557 | $ 624 | $ 67 | 12.0% |
| per square foot | | | $ 17.37 | $ 19.46 | $ 2.09 | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options.  All other leases are categorized as new.

Non-Comparable Lease Summary
(Unconsolidated)

| | Number | GLA | Total Former Average Base Rent | Total New Average Base Rent |
|---|---|---|---|---|
| 1Q2010 | 2 | 10,543 | $ - | $ 203 |
| per square foot | | | $ - | $ 19.21 |
| 2010 Total | 2 | 10,543 | $ - | $ 203 |
| per square foot | | | $ - | $ 19.21 |

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis) (1)**
(Total)

New Lease Summary

| | | | | | | | | Increase/(Decrease) | |
| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | | Total Dollar | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 19 | 162,238 | $ | 1,938 | $ | 1,742 | $ | (196) | -10.1% |
| per square foot | | | $ | 11.95 | $ | 10.74 | $ | (1.21) | |
| 2010 Total | 19 | 162,238 | $ | 1,938 | $ | 1,742 | $ | (196) | -10.1% |
| per square foot | | | $ | 11.95 | $ | 10.74 | $ | (1.21) | |

Renewal Lease Summary

| | | | | | | | | Increase/(Decrease) | |
| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | | Total Dollar | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 57 | 262,549 | $ | 3,551 | $ | 3,596 | $ | 45 | 1.3% |
| per square foot | | | $ | 13.53 | $ | 13.70 | $ | 0.17 | |
| 2010 Total | 57 | 262,549 | $ | 3,551 | $ | 3,596 | $ | 45 | 1.3% |
| per square foot | | | $ | 13.53 | $ | 13.70 | $ | 0.17 | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary
(Total)

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent |
|---|---|---|---|---|---|---|
| 1Q2010 | 12 | 171,728 | $ | - | $ | 1,346 |
| per square foot | | | $ | - | $ | 7.84 |
| 2010 Total | 12 | 171,728 | $ | - | $ | 1,346 |
| per square foot | | | $ | - | $ | 7.84 |

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010
(In thousands except per share and square footage data)

**1st Quarter 2010 Leasing Activity**
(Consolidated)

| New Leases | Non-Anchors (1) | Anchors (1) | Total |
|---|---|---|---|
| Number of Leases | 11 | 4 | 15 |
| Gross Leasable Area (Sq.Ft.) | 26,526 | 78,639 | 105,165 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ 16.92 | 8.65 | 10.74 |

| Renewals | Non-Anchors | Anchors | Total |
|---|---|---|---|
| Number of Leases | 42 | 5 | 47 |
| Gross Leasable Area (Sq.Ft.) | 106,617 | 123,870 | 230,487 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ 18.68 | 7.92 | 12.90 |

| Non-Comparable Leases (2) | Non-Anchors | Anchors | Total |
|---|---|---|---|
| Number of Leases | 6 | 4 | 10 |
| Gross Leasable Area (Sq.Ft.) | 11,183 | 150,002 | 161,185 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ 15.22 | 6.49 | 7.09 |

| Total New, Renewal and Non-Comparable Leases | Non-Anchors | Anchors | Total |
|---|---|---|---|
| Number of Leases | 59 | 13 | 72 |
| Gross Leasable Area (Sq.Ft.) | 144,326 | 352,511 | 496,837 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ 18.09 | 7.47 | 10.56 |

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010
(In thousands except per share and square footage data)

## 1st Quarter 2010 Leasing Activity
(Unconsolidated)

| New Leases | | Non-Anchors  (1) | Anchors (1) | Total |
|---|---|---|---|---|
| Number of Leases | | 2 | 2 | 4 |
| Gross Leasable Area (Sq.Ft.) | | 3,670 | 53,403 | 57,073 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.53 | 10.36 | 10.76 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 9 | 1 | 10 |
| Gross Leasable Area (Sq.Ft.) | | 17,527 | 14,535 | 32,062 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 22.32 | 16.01 | 19.46 |

| Non-Comparable Leases (2) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 2 | - | 2 |
| Gross Leasable Area (Sq.Ft.) | | 10,543 | - | 10,543 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 19.21 | - | 19.21 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 13 | 3 | 16 |
| Gross Leasable Area (Sq.Ft.) | | 31,740 | 67,938 | 99,678 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 20.62 | 11.57 | 14.45 |

(1)   The Company defines anchors as single tenants which lease 10,000 or more square feet.  Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2)   Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010
(In thousands except per share and square footage data)

**1st Quarter 2010 Leasing Activity (1)**
(Total)

| New Leases | | Non-Anchors (2) | Anchors (2) | Total |
|---|---|---|---|---|
| Number of Leases | | 13 | 6 | 19 |
| Gross Leasable Area (Sq.Ft.) | | 30,196 | 132,042 | 162,238 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.87 | 9.34 | 10.74 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 51 | 6 | 57 |
| Gross Leasable Area (Sq.Ft.) | | 124,144 | 138,405 | 262,549 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 19.19 | 8.77 | 13.70 |

| Non-Comparable Leases (3) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 8 | 4 | 12 |
| Gross Leasable Area (Sq.Ft.) | | 21,726 | 150,002 | 171,728 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 17.16 | 6.49 | 7.84 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 72 | 16 | 88 |
| Gross Leasable Area (Sq.Ft.) | | 176,066 | 420,449 | 596,515 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 18.54 | 8.14 | 11.21 |

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet.  Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2010 and 2009
(In thousands except per share and square footage data)

## Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in the three months ended March 31, 2010 and 2009, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three months ended March 31, 2010 and 2009. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income available to common stockholders.

| | Three months ended March 31, 2010 | Three months ended March 31, 2009 | % Increase – Decrease |
|---|---|---|---|
| Rental income and additional income: | | | |
| "Same store" investment properties,122 properties | | | |
|     Rental income | $ 28,703 | 30,772 | -6.7% |
|     Tenant recovery income | 12,865 | 13,614 | -5.5% |
|     Other property income | 379 | 1,202 | -68.5% |
| "Other investment properties | | | |
|     Rental income | - | 60 | |
|     Tenant recovery income | - | 75 | |
|     Other property income | - | - | |
| **Total rental income and additional income** | $ **41,947** | **45,723** | |
| | | | |
| Property operating expenses: | | | |
| "Same store" investment properties, 122 properties | | | |
|     Property operating expenses | $ 8,178 | 8,258 | -1.0% |
|     Real estate tax expense | 8,541 | 8,097 | 5.5% |
| "Other investment properties" | | | |
|     Property operating expenses | - | 16 | |
|     Real estate tax expense | - | - | |
| **Total property operating expenses** | $ **16,719** | **16,371** | |
| | | | |
| Property net operating income | | | |
|     "Same store" investment properties | $ 25,228 | 29,233 | -13.7% |
|     "Other investment properties" | - | 119 | |
| **Total property net operating income** | $ **25,228** | **29,352** | |
| | | | |
| Other income: | | | |
|     Straight-line rents | 50 | (168) | |
|     Amortization of lease intangibles | (24) | 23 | |
|     Other income | 2,470 | 336 | |
|     Fee income from unconsolidated joint ventures | 632 | 1,142 | |
|     Gain on sale of investment properties | - | 341 | |
|     Gain on sale of joint venture interest | 474 | 934 | |
|     Gain on extinguishment of debt | - | 3,606 | |
| | | | |
| Other expenses: | | | |
|     Income tax benefit (expense) of taxable REIT subsidiary | 34 | (458) | |
|     Bad debt expense | (2,079) | (755) | |
|     Depreciation and amortization | (10,250) | (12,481) | |
|     General and administrative expenses | (3,229) | (3,279) | |
|     Interest expense | (7,939) | (9,833) | |
|     Impairment of investment securities | - | (1,681) | |
|     Provision for asset impairment | (5,451) | (1,824) | |
|     Equity in loss of unconsolidated ventures | (2,576) | (569) | |
| | | | |
| Income (loss) from continuing operations | (2,660) | 4,686 | |
|  Income from discontinued operations | 1 | 2,084 | |
| Net income (loss) | (2,659) | 6,770 | |
| | | | |
| Less: Net income attributable to the noncontrolling interest | (73) | (97) | |
| | | | |
| **Net income (loss) available to common stockholders** | $ **(2,732)** | **6,673** | |

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures**

Venture with New York State Teachers' Retirement System

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 12/03/04 | IN Retail Fund, LLC | Cobbler Crossing | Elgin | IL | 102,643 | 50.0% | $ 1,571 | $ 4,100 |
| 12/03/04 | IN Retail Fund, LLC | Shoppes at Mill Creek | Palos Park | IL | 102,422 | 50.0% | 2,365 | 4,255 |
| 12/03/04 | IN Retail Fund, LLC | Woodfield Commons | Schaumburg | IL | 207,452 | 50.0% | 8,253 | 8,750 |
| 12/03/04 | IN Retail Fund, LLC | Marketplace at Six Corners | Chicago | IL | 117,000 | 50.0% | 4,595 | 5,966 |
| 12/03/04 | IN Retail Fund, LLC | Chatham Ridge | Chicago | IL | 175,991 | 50.0% | 7,552 | 7,500 |
| 12/23/04 | IN Retail Fund, LLC | Randall Square | Geneva | IL | 216,107 | 50.0% | 8,520 | 8,250 |
| 04/01/05 | IN Retail Fund, LLC | Thatcher Woods | River Grove | IL | 188,213 | 50.0% | 4,713 | 6,750 |
| 06/01/05 | IN Retail Fund, LLC | Forest Lake Marketplace | Forest Lake | MN | 93,853 | 50.0% | 3,226 | 4,250 |
| 06/30/05 | IN Retail Fund, LLC | Orland Park Place | Orland Park | IL | 599,360 | 50.0% | (2,882) | 15,480 |
| 09/01/05 | IN Retail Fund, LLC | Mapleview Shopping Center | Grayslake | IL | 114,804 | 50.0% | (823) | 6,832 |
| 09/01/05 | IN Retail Fund, LLC | Regal Showplace | Crystal Lake | IL | 96,928 | 50.0% | 106 | 4,690 |
| 02/15/06 | IN Retail Fund, LLC | Algonquin Commons | Algonquin | IL | 537,469 | 50.0% | 2,568 | 45,740 |
| 09/07/06 | IN Retail Fund, LLC | Greentree | Caledonia | WI | 169,268 | 50.0% | 3,644 | 3,300 |
| 09/07/06 | IN Retail Fund, LLC | Ravinia Plaza | Orland Park | IL | 101,384 | 50.0% | 3,390 | 5,641 |
| | | | | | 2,822,894 | | $ 46,798 | $ 131,504 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Cohen Financial | 5.63% Fixed | March 2011 | $ 8,510 |
| Cohen Financial | 5.21% Fixed | May 2012 | 8,200 |
| Cohen Financial | 5.86% Fixed | March 2015 | 8,500 |
| John Hancock Life Ins. | 5.83% Fixed | February 2015 | 13,500 |
| Midland Loan Services | 4.94% Fixed | April 2012 | 17,500 |
| Midland Loan Services | 4.94% Fixed | April 2012 | 15,000 |
| Principal Capital | 5.29% Fixed | December 2012 | 6,600 |
| Principal Capital | 6.08% Fixed | October 2013 | 11,283 |
| Prudential Insurance | 5.35% Fixed | December 2011 | 16,500 |
| TCF Bank | 6.50% Fixed | September 2014 | 11,932 |
| Wachovia Securities | 5.58% Fixed | April 2013 | 13,070 |
| Wachovia Securities | 5.66% Fixed | April 2013 | 2,570 |
| Wachovia Securities | 5.93% Fixed | April 2013 | 7,403 |
| Wachovia Securities | 7.56% Fixed | July 2011 | 30,959 |
| Wachovia Securities | 5.45% Fixed | November 2014 | 71,951 |
| Wachovia Securities | 5.24% Fixed | November 2014 | 19,530 |
| Total / Weighted Average | 5.74% Fixed | | $ 263,008 |

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for any amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Development Joint Venture with TMK Development

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 01/5/06 | TMK/Inland Aurora | Savannah Crossing | Aurora | IL | 12Acres | 40.0% | $ 5,116 | $ - |

Development Joint Venture with North American Real Estate

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 06/06/06 | NARE/Inland North Aurora I | North Aurora Towne Centre I | North Aurora | IL | 29 Acres | 45.0% | $ 8,424 | $ 15,229 |
| 08/30/06 | NARE/Inland North Aurora II | North Aurora Towne Centre II | North Aurora | IL | 20 Acres | 45.0% | 3,465 | 3,017 |
| 09/10/07 | NARE/Inland North Aurora III | North Aurora Towne Centre III | North Aurora | IL | 63 Acres | 45.0% | 9,679 | 11,470 |
| | | | | | 112 Acres | | $ 21,568 | $ 29,716 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 4.24% Variable | June 2011 | $ 13,408 |
| Bank of America | 1.74% Variable | October 2011 | 4,300 |
| Bank of America | 4.24% Variable | June 2011 | 3,549 |
| Bank of America | 4.24% Variable | June 2011 | 13,819 |
| Total / Weighted Average | 3.93% Variable | | $ 35,076 |

Development Joint Venture with Paradise Group

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 02/23/07 | PDG/Tuscany Village Venture | Tuscany Village | Clermont | FL | 53 Acres | 15.0% | $ 1,348 | $ - |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 2.58% Variable | September 2009 | $ 9,052 |

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Development Joint Venture with Pine Tree Institutional Realty LLC

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 04/02/07 | PTI Ft. Wayne, LLC | Orchard Crossing | Ft. Wayne | IN | 19 Acres | 85% | $ 5,907 | $ 13,377 |
| 09/26/07 | PTI Boise, LLC | Southshore Shopping Center | Boise | ID | 7 Acres | 85% | 5,313 | 2,295 |
| 12/21/07 | PTI Westfield, LLC | Lantern Commons | Westfield | IN | 64 Acres | 85% | 6,472 | 6,375 |
| | | | | | 90 Acres | | $ 17,692 | $ 22,047 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 4.23% Variable | June 2011 | $ 15,738 |
| Inland Boise, LLC | 6.00% Variable | October 2012 | 2,700 |
| National City Bank | 4.23% Variable | December 2010 | 7,500 |
| Total / Weighted Average | 4.40% Variable | | $ 25,938 |

Development Joint Venture with Tucker Development Corporation

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 05/12/07 | TDC Inland Lakemoor | Shops at Lakemoor | Lakemoor | IL | 74 Acres | 48% | $ 3,130 | $ 21,663 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 1.54% Variable | August 2010 | $ 22,105 |

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Joint Venture with Inland Real Estate Exchange

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 07/14/08 | IRC/IREX Venture | Bank of America | Moosic | PA | 300,000 | 39% | $ 6,974 | $ 9,833 |
| 07/14/08 | IRC/IREX Venture | Bank of America | Las Vegas | NV | 85,708 | 39% | 1,992 | 5,775 |
| 07/14/08 | IRC/IREX Venture | Bank of America | Hunt Valley | MD | 377,332 | 27% | 6,389 | 11,622 |
| 07/14/08 | IRC/IREX Venture | Bank of America | Rio Ranch | NM | 76,768 | 27% | 1,300 | 1,953 |
| | | | | | 839,808 | | $ 16,655 | $ 29,183 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Parkway Bank | 5.60% Fixed | July 2013 | $ 25,213 |
| Parkway Bank | 5.60% Fixed | July 2013 | 14,807 |
| Parkway Bank | 5.60% Fixed | July 2013 | 43,044 |
| Parkway Bank | 5.60% Fixed | July 2013 | 7,236 |
| Total / Weighted Average | 5.60% Fixed | | $ 90,300 |

(1) IRC's pro rata share of debt is calculated using the current ownership percentage in each asset and as this debt is nonrecourse, IRC is not financially obligated for the outstanding amounts.

(In thousands except per share and square footage data)

## Unconsolidated Joint Ventures (continued)

## Joint Venture Development Summary

| Project / Entity | MSA | IRC % Interest (1) | Projected Owned GLA | Projected Total GLA | Current Occupancy | Total Estimated Project Cost | Net Cost Incurred as of March 31, 2010 | Major Tenants and Non-owned Anchors |
|---|---|---|---|---|---|---|---|---|
| **Active Development Projects** | | | | | | | | |
| Savannah Crossing – IL<br>TMK/Inland Aurora Venture LLC | Chicago | 40% | 22,527 | 265,027 | 56.1% | $ 11,051 | $ 8,563 | Wal-Mart (non-owned)<br>Walgreen's (non-owned) |
| Orchard Crossing – IN<br>PTI Ft. Wayne, LLC | Fort Wayne | 85% | 118,252 | 258,252 | 81.9% | 24,470 | 23,283 | Target (non-owned)s,<br>Gordman's |
| Southshore Shopping Center – ID<br>PTI Boise, LLC | Boise | 85% | 91,391 | 91,391 | - | 13,847 | 5,730 | Albertson's (non-owned) |
| Totals/Weighted Average | | | 232,170 | 614,670 | 58.6% | $ 49,368 | $ 37,576 | |
| **Land Held for Development** | | | | | | | | |
| North Aurora Towne Centre Phase I (Outlots) – IL<br>NARE/Inland North Aurora Venture LLC | Chicago | 45% | 62,056 | 182,056 | 58.1% | $ 30,668 | $ 29,174 | Target (non-owned)<br>JC Penney (non-owned)<br>Best Buy<br>La-Z-Boy (non-owned) |
| North Aurora Towne Centre Phase II – IL<br>NARE/Inland North Aurora Venture II LLC | Chicago | 45% | 150,416 | 215,416 | - | 23,000 | 9,073 | Target (non-owned)<br>JC Penney (non-owned)<br>Ashley Furniture (non-owned) |
| North Aurora Towne Centre Phase III – IL<br>NARE/Inland North Aurora Venture III LLC | Chicago | 45% | 100,000 | 375,000 | - | 41,164 | 25,917 | Target (non-owned)<br>JC Penney (non-owned) |
| Shops at Lakemoor - IL<br>TDC Inland Lakemoor LLC | Chicago | 48% | 275,000 | 535,000 | - | 97,322 | 30,348 | - |
| Tuscany Village – FL<br>Paradise | Orlando | 15% | 106,145 | 318,770 | - | 40,654 | 17,900 | - |
| Lantern Commons<br>PTI Westfield, LLC | Indianapolis | 85% | 201,000 | 450,000 | - | 57,537 | 20,895 | - |
| Totals/Weighted Average | | | 894,617 | 2,076,242 | 5.09% | $ 290,345 | $ 133,307 | |

(1) The Company owns the development properties through joint ventures and earns a preferred return on its invested capital. After the preferred return is allocated, the Company is allocated it's pro rata share of earnings.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

**IREX Joint Venture Property Status (1)**

| Property | Location | % TIC Ownership | | Pro Rata Share of Acquisition Fee | Acquisition Fee Earned for the Three months ended March 31, 2010 |
|---|---|---|---|---|---|
| Bank of America (2) | Moosic, PA | 61% | $ | 1,397 | 63 |
| Bank of America (2) | Las Vegas, NV | 61% | | - | - |
| Bank of America (3) | Hunt Valley, MD | 73% | | 1,726 | 84 |
| Bank of America (3) | Rio Rancho, NM | 73% | | - | - |
| | | | $ | 3,123 | 147 |

(1) These properties are not consolidated because upon the first sale of equity interest by the joint venture through the private placement offerings, the Company begins accounting for its equity interest under the equity method of accounting.
(2) The interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The pro rata share of acquisition fee is $1,397 for both properties.
(3) The interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The pro rata share of acquisition fee is $1,726 for both properties.

(In thousands except per share and square footage data)

## Unconsolidated Joint Ventures – Balance Sheets

| | March 31, 2010 (unaudited) | December 31, 2009 |
|---|---|---|
| Balance Sheet: | | |
| Assets: | | |
| Cash | $ 15,633 | 13,776 |
| Investment in real estate, net | 565,784 | 569,613 |
| Construction in progress | 90,334 | 95,832 |
| Acquired lease intangibles, net | 42,281 | 44,943 |
| Accounts and rents receivable | 15,586 | 20,138 |
| Restricted cash | 15,396 | 14,706 |
| Leasing commissions, net | 2,966 | 2,674 |
| Loan fees, net | 1,697 | 1,896 |
| Other assets | 9,785 | 9,457 |
| Total assets | $ 759,462 | 773,035 |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 4,360 | 3,866 |
| Acquired lease intangibles, net | 5,450 | 5,657 |
| Accrued interest | 1,609 | 1,697 |
| Accrued real estate taxes | 13,141 | 14,488 |
| Security and other deposits | 501 | 499 |
| Mortgage payable | 445,480 | 448,216 |
| Prepaid rents and unearned income | 2,212 | 2,167 |
| Other liabilities | 16,726 | 17,365 |
| Total liabilities | 489,479 | 493,955 |
| Total equity | 269,983 | 279,080 |
| Total liabilities and equity | 759,462 | 773,035 |
| Investment in and advances to unconsolidated joint ventures | $ 113,506 | 125,189 |

Unconsolidated joint ventures had mortgages payable of $445,480 and $448,216 as of March 31, 2010 and December 31, 2009, respectively. The Company's proportionate share of these loans was $234,113 and $240,632 as of March 31, 2010 and December 31, 2009, respectively. The Company's proportionate share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for the amounts guaranteed under the loan documents.

Supplemental Financial Information
For the three months ended March 31, 2010
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

| | | Three months ended March 31, 2010 | Three months ended March 31, 2009 |
|---|---|---|---|
| Revenues: | | | |
| Rental income | $ | 12,616 | 12,993 |
| Tenant recoveries | | 4,634 | 4,990 |
| Other property income | | 151 | 106 |
| Total revenues | | 17,401 | 18,089 |
| Expenses: | | | |
| Property operating expenses | | 2,872 | 4,181 |
| Real estate tax expense | | 3,905 | 3,676 |
| Depreciation and amortization | | 7,539 | 7,160 |
| Provision for impairment | | 5,550 | - |
| General and administrative expenses | | 34 | 49 |
| Total expenses | | 19,900 | 15,066 |
| Operating income (loss) | | (2,499) | 3,023 |
| Other income | | 1,271 | 590 |
| Interest expense | | (6,033) | (5,414) |
| Loss from continuing operations | $ | (7,261) | (1,801) |
| IRC's pro rata share (1) | $ | (2,576) | (569) |

(1)     IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

Property List

As of March 31, 2010, we owned 122 investment properties, comprised of 26 single-user retail properties, 54 Neighborhood Retail Centers, 17 Community Centers, and 25 Power Centers.  These investment properties are located in the states of Florida (1), Illinois (74), Indiana (6), Michigan (1), Minnesota (28), Missouri (1), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (6).  Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| Single-User | | | | | |
| Bally Total Fitness St. Paul, MN | 43,000 | 09/99 | 1998 | 100% | Bally Total Fitness |
| Carmax Schaumburg, IL | 93,333 | 12/98 | 1998 | 100% | Carmax |
| Carmax Tinley Park, IL | 94,518 | 12/98 | 1998 | 100% | Carmax |
| Cub Foods Arden Hills, MN | 68,442 | 03/04 | 2003 | 100% | Cub Foods |
| Cub Foods Buffalo Grove, IL | 56,192 | 06/99 | 1999 | 100% | Cub Foods (sublet to Great Escape) |
| Cub Foods Hutchinson, MN | 60,208 | 01/03 | 1999 | 100% (2) | Cub Foods (2) |
| Cub Foods Indianapolis, IN | 67,541 | 03/99 | 1991 | 100% (2) | Cub Foods (2) |
| Disney Celebration, FL | 166,131 | 07/02 | 1995 | 100% | Walt Disney World |
| Dominick's Countryside, IL | 62,344 | 12/97 | 1975 / 2001 | 100% | Dominick's Finer Foods |
| Dominick's Schaumburg, IL | 71,400 | 05/97 | 1996 | 100% | Dominick's Finer Foods |
| Food 4 Less Hammond, IN | 71,313 | 05/99 | 1999 | 100% | Dominick's Finer Foods (sublet to Food 4 Less) |
| Glendale Heights Retail Glendale Heights, IL | 68,879 | 09/97 | 1997 | 100% (2) | Dominick's Finer Foods (2) |
| Grand Traverse Crossings Traverse City, MI | 21,337 | 01/99 | 1998 | 0% | None |
| Hammond Mills Hammond, IN | 7,488 | 12/98 | 1998 | 100% | None |
| Home Goods Riverdale Coon Rapids, MN | 25,145 | 10/05 | 2005 | 100% | Home Goods |
| Homewood Plaza Homewood, IL | 19,000 | 02/98 | 1993 | 100% (2) | Office Depot (2) |
| Michael's Coon Rapids, MN | 24,240 | 07/02 | 2001 | 100% | Michael's |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Single-User** | | | | | |
| Oliver Square<br>West Chicago, IL | 77,637 | 01/98 | 1990 | 0% | None |
| PetSmart<br>Gurnee, IL | 25,692 | 04/01 | 1997 | 100% | PetSmart |
| Pic 'N Save<br>Waupaca, WI | 63,780 | 03/06 | 2002 | 100% | Pic 'N Save |
| Rite-Aid<br>Chattanooga, TN | 10,908 | 05/02 | 1999 | 100% | Eckerd Drug Store |
| Riverdale Commons Outlot<br>Coon Rapids, MN | 6,566 | 03/00 | 1999 | 100% | None |
| Schaumburg Golf Road Retail<br>Schaumburg, IL | 9,988 | 09/99 | 1998 | 0% | None |
| Staples<br>Freeport, IL | 24,049 | 12/98 | 1998 | 100% | Staples |
| Verizon<br>Joliet, IL | 4,504 | 05/97 | 1995 | 100% | None |
| Walgreens<br>Jennings, MO | 15,120 | 10/02 | 1996 | 100% | Walgreen's (3) |
| **Neighborhood Retail Centers** | | | | | |
| 22nd Street Plaza Outlot<br>Oakbrook Terrace, IL | 9,970 | 11/97 | 1985/2004 | 100% | None |
| Aurora Commons<br>Aurora, IL | 126,908 | 01/97 | 1988 | 86% | Jewel Food Stores |
| Berwyn Plaza<br>Berwyn, IL | 18,138 | 05/98 | 1983 | 100% | Justice Produce |
| Big Lake Town Square<br>Big Lake, MN | 67,858 | 01/06 | 2005 | 94% | Coborn's Super Store |
| Brunswick Market Center<br>Brunswick, OH | 119,540 | 12/02 | 1997 / 1998 | 100% | Buehler's Food Markets |
| Butera Market<br>Naperville, IL | 67,632 | 03/95 | 1991 | 93% (2) | Butera Finer Foods |
| Byerly's Burnsville<br>Burnsville, MN | 72,339 | 09/99 | 1988 | 98% | Byerly's Food Store<br>Erik's Bike Shop |
| Caton Crossing<br>Plainfield, IL | 83,792 | 06/03 | 1998 | 93% | Strack & Van Til |
| Cliff Lake Centre<br>Eagan, MN | 74,182 | 09/99 | 1988 | 91% | None |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | |
| Downers Grove Market Downers Grove, IL | 103,419 | 03/98 | 1998 | 100% | Dominick's Finer Foods |
| Eastgate Center Lombard, IL | 131,601 | 07/98 | 1959 / 2000 | 82% | Schroeder's Ace Hardware Illinois Secretary of State |
| Edinburgh Festival Brooklyn Park, MN | 91,536 | 10/98 | 1997 | 80% | Knowlan's Super Market |
| Elmhurst City Centre Elmhurst, IL | 39,090 | 02/98 | 1994 | 94% | Walgreen's (3) |
| Gateway Square Hinsdale, IL | 40,170 | 03/99 | 1985 | 83% | None |
| Golf Road Plaza Niles, IL | 25,884 | 04/97 | 1982 | 61% | None |
| Grand Hunt Center Outlot Gurnee, IL | 21,222 | 12/96 | 1996 | 100% | None |
| Hartford Plaza Naperville, IL | 43,762 | 09/95 | 1995 | 97% | The Tile Shop |
| Hawthorn Village Commons Vernon Hills, IL | 98,806 | 08/96 | 1979 | 97% | Dominick's Finer Foods Deal's |
| Hickory Creek Marketplace Frankfort, IL | 55,831 | 08/99 | 1999 | 81% | None |
| Iroquois Center Naperville, IL | 140,981 | 12/97 | 1983 | 90% (2) | Sears Logistics Services (2) Planet Fitness Xilin Association Big Lots |
| Mallard Crossing Elk Grove Village, IL | 82,929 | 05/97 | 1993 | 89% | Food 4 Less |
| Maple Grove Retail Maple Grove, MN | 79,130 | 09/99 | 1998 | 97% | Rainbow |
| Medina Marketplace Medina, OH | 72,781 | 12/02 | 1956 / 1999 | 100% | Giant Eagle, Inc |
| Mundelein Plaza Mundelein, IL | 16,803 | 03/96 | 1990 | 90% | None |
| Nantucket Square Schaumburg, IL | 56,981 | 09/95 | 1980 | 94% | Go Play |
| Northgate Center Sheboygan, WI | 73,647 | 04/05 | 2003 | 96% | Piggly Wiggly |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | |
| Oak Forest Commons<br>Oak Forest, IL | 108,330 | 03/98 | 1998 | 94% | Food 4 Less<br>Murray's Discount Auto |
| Oak Forest Commons III<br>Oak Forest, IL | 7,424 | 06/99 | 1999 | 24% | None |
| Oak Lawn Town Center<br>Oak Lawn, IL | 12,506 | 06/99 | 1999 | 90% | None |
| Orland Greens<br>Orland Park, IL | 45,031 | 09/98 | 1984 | 60% | Dollar Tree |
| Orland Park Retail<br>Orland Park, IL | 8,500 | 02/98 | 1997 | 16% | None |
| Park Square<br>Brooklyn Park, MN | 137,109 | 08/02 | 1986 / 1988 | 89% | Fashion Bug<br>Rainbow |
| Park St. Claire<br>Schaumburg, IL | 11,859 | 12/96 | 1994 | 100% | None |
| Plymouth Collection<br>Plymouth, MN | 45,915 | 01/99 | 1999 | 100% | Golf Galaxy |
| Quarry Outlot<br>Hodgkins, IL | 9,650 | 12/96 | 1996 | 100% | None |
| River Square<br>Naperville, IL | 58,260 | 06/97 | 1988 | 67% | None |
| Riverplace Center<br>Noblesville, IN | 74,414 | 11/98 | 1992 | 100% (2) | Kroger<br>Fashion Bug |
| Rose Plaza<br>Elmwood Park, IL | 24,204 | 11/98 | 1997 | 100% | Binny's Beverage Depot |
| Rose Plaza East<br>Naperville, IL | 11,658 | 01/00 | 1999 | 86% | None |
| Rose Plaza West<br>Naperville, IL | 14,335 | 09/99 | 1997 | 71% | None |
| Schaumburg Plaza<br>Schaumburg, IL | 61,485 | 06/98 | 1994 | 94% | Sears Hardware |
| Shannon Square Shoppes<br>Arden Hills, MN | 29,196 | 06/04 | 2003 | 100% | None |
| Shingle Creek<br>Brooklyn Center, MN | 39,456 | 09/99 | 1986 | 89% | None |
| Shops at Coopers Grove<br>Country Club Hills, IL | 72,518 | 01/98 | 1991 | 20% | None |
| Six Corners Plaza<br>Chicago, IL | 80,650 | 10/96 | 1966/2005 | 74% | Bally Total Fitness |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | |
| St. James Crossing<br>Westmont, IL | 49,994 | 03/98 | 1990 | 85% | None |
| Stuart's Crossing<br>St. Charles, IL | 85,529 | 08/98 | 1999 | 93% | Jewel Food Stores |
| The Shops of Plymouth Town Center<br>Plymouth, MN | 84,003 | 03/99 | 1991 | 98% | Cub Foods |
| Townes Crossing<br>Oswego, IL | 105,989 | 08/02 | 1988 | 93% | Jewel Food Stores |
| Wauconda Crossings<br>Wauconda, IL | 90,290 | 08/06 | 1997 | 96% (2) | Dominick's Finer Foods (2)<br>Walgreen's |
| Wauconda Shopping Center<br>Wauconda, IL | 34,137 | 05/98 | 1988 | 93% | Dollar Tree |
| Westriver Crossings<br>Joliet, IL | 32,452 | 08/99 | 1999 | 77% | None |
| Winnetka Commons<br>New Hope, MN | 42,415 | 07/98 | 1990 | 84% | Walgreen's (sublet to Frattalone's Hardware) |
| Woodland Heights<br>Streamwood, IL | 120,436 | 06/98 | 1956/1997 | 92% | Jewel Food Stores<br>U.S. Postal Service |
| **Community Centers** | | | | | |
| Apache Shoppes<br>Rochester, MN | 60,780 | 12/06 | 2005/2006 | 25% | None |
| Bergen Plaza<br>Oakdale, MN | 258,720 | 04/98 | 1978 | 91% | K-Mart<br>Rainbow<br>Dollar Tree |
| Bohl Farm Marketplace<br>Crystal Lake, IL | 97,287 | 12/00 | 2000 | 53% | Dress Barn<br>Barnes & Noble |
| Burnsville Crossing<br>Burnsville, MN | 97,210 | 09/99 | 1989 | 61% | PetSmart |
| Chestnut Court<br>Darien, IL | 170,027 | 03/98 | 1987 | 82% (2) | Office Depot (2)<br>X-Port Gym<br>Loyola Medical Center<br>Factory Card Outlet |
| Four Flaggs<br>Niles, IL | 304,684 | 11/02 | 1973 / 1998 | 85% | Ashley Furniture<br>Jewel Food Stores<br>Global Rehabilitation<br>Sweet Home Furniture<br>JoAnn Fabrics<br>Office Depot<br>PetSmart |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| Community Centers | | | | | |
| Four Flaggs Annex<br>Niles, IL | 21,425 | 11/02 | 1973 / 2001 | 100% | Factory Card Outlet |
| Lake Park Plaza<br>Michigan City, IN | 115,082 | 02/98 | 1990 | 86% | Jo Ann Fabrics<br>Hobby Lobby<br>Factory Card Outlet<br>Big R |
| Park Center<br>Tinley Park, IL | 194,479 | 12/98 | 1988 | 76% | Central Grocers<br>Mattress Zone Outlet<br>Chuck E. Cheese<br>Old Country Buffet |
| Quarry Retail<br>Minneapolis, MN | 281,648 | 09/99 | 1997 | 99% | Home Depot<br>Rainbow<br>PetSmart<br>Office Max<br>Old Navy<br>Party City |
| Skokie Fashion Square<br>Skokie, IL | 84,580 | 12/97 | 1984 | 50% | None |
| Skokie Fashion Square II<br>Skokie, IL | 7,151 | 11/04 | 1984 | 100% | None |
| Springboro Plaza<br>Springboro, OH | 154,034 | 11/98 | 1992 | 100% | K-Mart<br>Kroger |
| The Plaza<br>Brookfield, WI | 107,952 | 02/99 | 1985 | 86% | CVS<br>Guitar Center<br>Hooters of America |
| Two Rivers Plaza<br>Bolingbrook, IL | 57,900 | 10/98 | 1994 | 100% (2) | Marshall's<br>Factory Card Outlet (2) |
| Village Ten Center<br>Coon Rapids, MN | 211,472 | 08/03 | 2002 | 98% | Lifetime Fitness<br>Cub Foods<br>Dollar Tree |
| Woodland Commons<br>Buffalo Grove, IL | 170,122 | 02/99 | 1991 | 92% | Dominick's Finer Foods<br>Jewish Community Center |
| Power Centers | | | | | |
| Baytowne Shoppes/Square<br>Champaign, IL | 118,542 | 02/99 | 1993 | 87% | Staples<br>PetSmart<br>Famous Footwear<br>Factory Card Outlet |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| Crystal Point<br>Crystal Lake, IL | 339,898 | 07/04 | 1976/1998 | 99% | Best Buy<br>K-Mart<br>Bed, Bath & Beyond<br>The Sports Authority<br>Cost Plus<br>Borders Books<br>Office Depot |
| Deer Trace<br>Kohler, WI | 149,881 | 07/02 | 2000 | 96% | Elder Beerman<br>TJ Maxx<br>Michael's<br>Dollar Tree |
| Deer Trace II<br>Kohler, WI | 24,410 | 08/04 | 2003/2004 | 100% | None |
| Joliet Commons<br>Joliet, IL | 158,922 | 10/98 | 1995 | 87% | Cinemark<br>PetSmart<br>Barnes & Noble<br>Old Navy<br>MC Sports<br>Old Country Buffet |
| Joliet Commons Phase II<br>Joliet, IL | 40,395 | 02/00 | 1999 | 100% | Office Max |
| Lansing Square<br>Lansing, IL | 233,508 | 12/96 | 1991 | 67% (2) | Sam's Club (2)<br>Bargain Books |
| Mankato Heights<br>Mankato, MN | 155,173 | 04/03 | 2002 | 99% | TJ Maxx<br>Michael's<br>Old Navy<br>Pier One<br>Petco<br>Famous Footwear |
| Maple Park Place<br>Bolingbrook, IL | 218,762 | 01/97 | 1992/2004 | 83% (2) | X-Port Gym<br>Office Depot (2)<br>The Sports Authority<br>Best Buy |
| Naper West<br>Naperville, IL | 214,812 | 12/97 | 1985 | 88% | Lifestyles by Interiors, Etc<br>Barrett's Home Theater Store<br>JoAnn Fabrics |
| Orland Park Place Outlots<br>Orland Park, IL | 11,900 | 08/07 | 2007 | 0% | None |
| Park Avenue Centre<br>Highland Park, IL | 64,943 | 06/97 | 1996/2005 | 50% | Staples<br>TREK Bicycle Store |
| Park Place Plaza<br>St. Louis Park, MN | 88,999 | 09/99 | 1997/2006 | 98% | Office Max<br>PetSmart |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| Pine Tree Plaza Janesville, WI | 187,413 | 10/99 | 1998 | 98% | Gander Mountain TJ Maxx Staples Michaels Stores Old Navy Petco Famous Footwear |
| Riverdale Commons Coon Rapids, MN | 175,802 | 09/99 | 1999 | 99% | Rainbow The Sports Authority Office Max Petco Party City |
| Rivertree Court Vernon Hills, IL | 298,862 | 07/97 | 1988 | 93% | Best Buy Kerasotes Theaters Office Depot TJ Maxx PetSmart Michaels Stores Ulta Salon Old Country Buffet Harlem Furniture |
| Rochester Marketplace Rochester, MN | 70,213 | 09/03 | 2001 / 2003 | 100% | Staples PetSmart |
| Salem Square Countryside, IL | 112,310 | 08/96 | 1973 / 1985 | 97% | TJ Maxx Marshall's |
| Schaumburg Promenade Schaumburg, IL | 91,831 | 12/99 | 1999 | 78% | Ashley Furniture DSW Shoe Warehouse |
| Shakopee Outlot Shakopee, MN | 12,285 | 03/06 | 2007 | 85% | None |
| Shakopee Valley Marketplace Shakopee, MN | 146,430 | 12/02 | 2000 / 2001 | 98% | Kohl's Office Max |
| Shoppes at Grayhawk Omaha, NE | 81,000 | 02/06 | 2001/2004 | 77% | Michael's |
| Shops at Orchard Place Skokie, IL | 165,141 | 12/02 | 2000 | 99% | Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E Smithe Factory Card Outlet |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| University Crossings Mishawaka, IN | 111,651 | 10/03 | 2003 | 95% | Marshall's Petco Dollar Tree Stores Pier One Imports Ross Medical Education Center |
| Woodfield Plaza Schaumburg, IL | 177,160 | 01/98 | 1992 | 98% | Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers (sublet to David's Bridal) |
| Total | 10,416,228 | | | 89% | |

As of March 31, 2010, we owned 18 investment properties through our joint ventures, comprised of 4 Single User, 7 Neighborhood Retail Centers, 3 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Illinois (12), Maryland (1), Minnesota (1), Nevada (1), New Mexico (1), Pennsylvania (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Single User** | | | | | |
| Bank of America Hunt Valley, MD | 377,332 | 07/08 | 1972/1997 | 100% | Bank of America |
| Bank of America Las Vegas, NV | 85,708 | 07/08 | 1995 | 100% | Bank of America |
| Bank of America Rio Rancho, NM | 76,768 | 07/08 | 1996 | 100% | Bank of America |
| Bank of America Moosic, PA | 300,000 | 07/08 | 1995 | 100% | Bank of America |
| **Neighborhood Retail Centers** | | | | | |
| Cobbler Crossing Elgin, IL | 102,643 | 05/97 | 1993 | 95% | Jewel Food Stores |
| Forest Lake Marketplace Forest Lake, MN | 93,853 | 09/02 | 2001 | 98% | MGM Liquor Warehouse Cub Foods |
| Mapleview Grayslake, IL | 114,804 | 03/05 | 2000 / 2005 | 100% | Jewel Food Stores |
| Marketplace at Six Corners Chicago, IL | 117,000 | 11/98 | 1997 | 100% | Jewel Food Store Marshall's Dept. Store |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | |
| Ravinia Plaza<br>Orland Park, IL | 101,384 | 11/06 | 1990 | 96% (2) | Borders<br>Pier 1 Imports<br>House of Brides |
| Regal Showplace<br>Crystal Lake, IL | 96,928 | 03/05 | 1998 | 100% | Regal Cinemas |
| The Shoppes at Mill Creek<br>Palos Park, IL | 102,422 | 03/98 | 1989 | 94% | Jewel Food Store |
| **Community Centers** | | | | | |
| Chatham Ridge<br>Chicago, IL | 175,991 | 02/00 | 1999 | 99% | Food 4 Less<br>Marshall's Dept. Store<br>Bally Total Fitness |
| Greentree Centre & Outlot<br>Caledonia, WI | 169,268 | 02/05 | 1990/1993 | 97% | Pic n Save<br>K-Mart |
| Thatcher Woods Center<br>River Grove, IL | 188,213 | 04/02 | 1969/1999 | 91% (2) | Walgreen's<br>A.J. Wright<br>Hanging Garden Banquet<br>Binny's Beverage Depot<br>Dominick's Finer Foods |
| **Lifestyle Centers** | | | | | |
| Algonquin Commons<br>Algonquin, IL | 537,469 | 02/06 | 2004/2005 | 85% (2) | Relax Home Furniture<br>PetSmart<br>Office Max<br>Border's<br>Pottery Barn<br>Old Navy<br>DSW Warehouse<br>Discovery<br>Dick's Sporting Goods<br>Trader Joe's<br>Ulta |
| **Power Center** | | | | | |
| Orland Park Place<br>Orland Park, IL | 599,360 | 04/05 | 1980/1999 | 90% | K & G Superstore<br>Old Navy<br>Stein Mart<br>Tiger Direct<br>Barnes & Noble<br>DSW Shoe Warehouse<br>Bed, Bath & Beyond<br>Sports Authority<br>Binny's Beverage Depot<br>Office Depot<br>Nordstrom Rack<br>Dick's Sporting Goods<br>Marshall's |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (1) |
|---|---|---|---|---|---|
| **Power Center** | | | | | |
| Randall Square<br>Geneva, IL | 216,107 | 05/99 | 1999 | 89% (2) | Marshall's Dept. Store<br>Bed, Bath & Beyond<br>Old Navy<br>Factory Card Outlet<br>Famous Footwear<br>PetSmart<br>Michaels Stores |
| Woodfield Commons E/W<br>Schaumburg, IL | 207,452 | 10/98 | 1973, 1975<br>1997 | 98% | Toys R Us<br>Luna Carpets<br>Discovery Clothing<br>Harlem Furniture<br>REI<br>Hobby Lobby |
| Total | 3,662,702 | | | 94% | |
| Total /Weighted Average | 14,078,930 | | | 90% | |

(1)  Anchor tenants are defined as any tenant occupying 10,000 or more square feet.  The trade name is used which may
      be different than the tenant name on the lease.
(2)  We continue to receive rent from tenants who have vacated but are still obligated under their lease terms.  These
      tenants continue to pay an amount equal to the contractual obligations under their lease.
(3)  Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease
      expiration date.